3/4

04010332

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shin Corporation Public Co Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3140 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 3/5/04

SHIN CORPORATION PUBLIC COMPANY LIMITED

CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS

31 December 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT

To the Shareholders of Shin Corporation Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2003 and 2002, and the related consolidated and company statements of income, changes in shareholders' equity, and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2003 and 2002, and the consolidated and company results of operations and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, in accordance with generally accepted accounting principles.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Bangkok
24 February 2004

Shin Corporation Public Company Limited

Balance Sheets

As at 31 December 2003 and 2002

		Consolidated		Company	
		2003	2002	2003	2002
	Notes	Baht	Baht	Baht	Baht
ASSETS					
Current assets					
Cash and cash equivalents	3	3,579,241,762	2,130,368,182	1,401,310,373	984,133,511
Current investments	4	296,258,468	610,420,000	283,746,087	600,000,000
Trade accounts and notes receivable, net	5	2,004,038,629	1,873,667,293	19,307,643	238,447,237
Amounts due from, advances and short-term loans to related parties	29	6,080,308	57,936,961	1,210,531	851,085,709
Inventories, net	6	562,341,162	439,391,361	-	-
Other current assets	7	741,611,956	857,560,417	34,967,618	24,034,540
Total current assets		7,189,572,285	5,969,344,214	1,740,542,252	2,697,700,997
Non-current assets					
Investments in subsidiaries, associates and joint ventures	8	26,223,131,378	23,481,835,615	34,099,433,031	28,946,287,200
Other investments	9	25,000,000	43,905,145	25,000,000	25,000,000
Loans to a related party	29	-	-	-	71,452,020
Loans to other company		26,421,642	-	-	-
Property and equipment, net	10	17,443,340,494	11,905,421,839	61,153,316	55,865,850
Other assets					
Property and equipment under concession agreements, net	11	7,075,769,244	7,764,708,731	-	-
Goodwill, net	12	1,556,639,366	1,659,725,309	-	-
Intangible assets, net	13	377,278,720	339,077,600	30,698,908	40,614,187
Other assets		241,832,708	84,916,621	6,780,805	6,866,254
Total non-current assets		52,969,413,552	45,279,590,860	34,223,066,060	29,146,085,511
Total assets		60,158,985,837	51,248,935,074	35,963,608,312	31,843,786,508

SHIN CORPORATION

Director ______________________ Director ______________________

The accompanying notes on pages 9 to 57 are an integral part of these consolidated and company financial statements.

Shin Corporation Public Company Limited

Balance Sheets (continued)

As at 31 December 2003 and 2002

		Consolidated		Company	
		2003	2002	2003	2002
	Notes	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	15	1,197,000,000	2,631,597,884	-	-
Trade accounts and notes payable	14	1,024,457,664	964,689,540	1,625,773	4,974,668
Amounts due to and loans from related parties	29	2,286,863	3,630,574	3,163,812	613,592
Short-term loan from other company	15	6,101,895	-	-	-
Current portion of long-term borrowings	15	1,875,117,721	652,876,975	227,582,441	11,460,263
Current portion of swap contracts payable, net	18	604,489,800	-	-	-
Accrued concession fees		686,803,454	629,725,672	-	-
Provision for liabilities and charges	16	-	1,725,963,542	-	1,725,963,542
Other current liabilities	17	1,311,830,139	1,728,964,975	123,403,322	125,458,722
Total current liabilities		6,708,087,536	8,337,449,162	355,775,348	1,868,470,787
Non-current liabilities					
Swap contracts payable, net	18	36,521,000	25,564,030	-	-
Long-term borrowings, net	15	12,641,124,598	8,542,720,001	2,276,980	219,241,871
Long-term debentures, net	15	2,672,596,813	2,967,025,510	2,672,596,813	2,967,025,510
Other liabilities		397,013,888	318,315,286	242,534,117	98,464,500
Total non-current liabilities		15,747,256,299	11,853,624,827	2,917,407,910	3,284,731,881
Total liabilities		22,455,343,835	20,191,073,989	3,273,183,258	5,153,202,668
Shareholders' equity					
Share capital	19				
Authorised share capital - common shares		5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000
Issued and paid-up share capital - common shares		2,939,047,500	2,937,000,000	2,939,047,500	2,937,000,000
Warrants	19	607,940,845	607,940,845	607,940,845	607,940,845
Premium on share capital	19	4,871,898,000	4,837,500,000	4,871,898,000	4,837,500,000
Unrealised loss from revaluation of investment		(18,614,953)	-	(18,614,953)	-
Advance receipt for share subscription		25,272,440	-	25,272,440	-
Retained earnings					
Appropriated					
Legal reserve	20	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		23,851,904,869	17,797,950,590	23,851,904,869	17,797,950,590
Cumulative foreign currency translation adjustment		(87,023,647)	10,192,405	(87,023,647)	10,192,405
Total parent's shareholders' equity		32,690,425,054	26,690,583,840	32,690,425,054	26,690,583,840
Minority interests	21	5,013,216,948	4,367,277,245	-	-
Total shareholders' equity		37,703,642,002	31,057,861,085	32,690,425,054	26,690,583,840
Total liabilities and shareholders' equity		60,158,985,837	51,248,935,074	35,963,608,312	31,843,786,508

Shin Corporation Public Company Limited

Statements of Income

For the years ended 31 December 2003 and 2002

	Notes	Consolidated 2003 Baht	Consolidated 2002 Baht	Company 2003 Baht	Company 2002 Baht
Revenues	29				
Revenues from sales and services		10,378,908,432	9,044,035,900	308,943,893	337.017.043
Other income	22	2,221,148,591	707,822,335	1,713,640,768	358,582,889
Share of net results from investments					
- equity method	8	7,970,429,260	5,124,338,172	8,224,824,010	5,080.678.509
Total revenues		20,570,486,283	14,876,196,407	10,247,408,671	5.776.278.441
Expenses	29				
Cost of sales and services		6,320,190,059	5,370,646,284	116,517,900	113.124.537
Concession fee		1,436,123,033	1,423,924,690	-	-
Selling and administrative expenses		2,036,626,919	1,816,531,394	212,237,649	178.192,957
Directors' remuneration	23	13,890,575	10,616,657	7,520,900	4.743.500
Total expenses		9,806,830,586	8,621,719,025	336,276,449	296.060.994
Income before interest and tax		10,763,655,697	6,254,477,382	9,911,132,222	5.480.217.447
Interest expense		(385,255,559)	(504,495,414)	(188,283,216)	(198.784.798)
Income tax	34	(382,626,913)	(115,306,261)	-	-
Income before minority interests		9,995,773,225	5,634,675,707	9,722,849,006	5,281.432.649
Share of net result from subsidiaries to					
minority interests		(272,924,219)	(353,243,058)	-	-
Net income for the year		9,722,849,006	5,281,432,649	9,722,849,006	5.281.432.649
Basic earnings per share (Baht)	25				
Net income for the year		3.31	1.80	3.31	1.80
Diluted earnings per share (Baht)	25				
Net income for the year		3.30	1.80	3.30	1.80

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

... pages 9 to 57 are an integral part of these consolidated and company financial statements.

orporation Public Company Limited
ents of Changes in Shareholders' Equity
: years ended 31 December 2003 and 2002

Consolidated (Baht)

	Issued and paid up share capital (Note 19)	Warrants (Note 19)	Premium on share capital (Note 19)	Unrealised loss from revaluation of investment	Advance receipt for share subscription	Legal reserve (Note 20)	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests (Note 21)	Total
31 December 2001	2,937,000,000	-	4,837,500,000	-	-	500,000,000	12,516,517,941	10,480,362	3,157,250,300	23,958,748,603
rants	-	607,940,845	-	-	-	-	-	-	-	607,940,845
income for the period	-	-	-	-	-	-	5,281,432,649	-	-	5,281,432,649
ign currency translation adjustment crease during the period	-	-	-	-	-	-	-	(287,957)	-	(287,957)
ority interests increase ring the period	-	-	-	-	-	-	-	-	1,210,026,945	1,210,026,945
31 December 2002	2,937,000,000	607,940,845	4,837,500,000	-	-	500,000,000	17,797,950,590	10,192,405	4,367,277,245	31,057,861,085
ease share capital	2,047,500	-	34,398,000	-	-	-	-	-	-	36,445,500
ealised loss from revaluation investment	-	-	-	(18,614,953)	-	-	-	-	-	(18,614,953)
ance receipt for share subscription crease during the period	-	-	-	-	25,272,440	-	-	-	-	25,272,440
income for the period	-	-	-	-	-	-	9,722,849,006	-	-	9,722,849,006
idend paid during the period (Note 35)	-	-	-	-	-	-	(3,668,894,727)	-	-	(3,668,894,727)
ign currency translation adjustment	-	-	-	-	-	-	-	(97,216,052)	-	(97,216,052)
ority interests increase ring the period	-	-	-	-	-	-	-	-	645,939,703	645,939,703
31 December 2003	2,939,047,500	607,940,845	4,871,898,000	(18,614,953)	25,272,440	500,000,000	23,851,904,869	(87,023,647)	5,013,216,948	37,703,642,002

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

ccompanying notes on pages 9 to 57 are an integral part of these consolidated and company financial statements.

orporation Public Company Limited

ents of Changes in Shareholders' Equity

: years ended 31 December 2003 and 2002

	Company (Baht)									
	Issued and paid up share capital (Note 19)	Warrants (Note 19)	Premium on share capital (Note 19)	Unrealised loss from revaluation of investment	Advance receipt for share subscription	Legal reserve (Note 20)	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests (Note 21)	Total
31 December 2001	2,937,000,000	-	4,837,500,000	-	-	500,000,000	12,516,517,941	10,480,362	-	20,801,498,303
ants	-	607,940,845	-	-	-	-	-	-	-	607,940,845
ncome for the period	-	-	-	-	-	-	5,281,432,649	-	-	5,281,432,649
ign currency translation adjustment										
crease during the period	-	-	-	-	-	-	-	(287,957)	-	(287,957)
31 December 2002	2,937,000,000	607,940,845	4,837,500,000	-	-	500,000,000	17,797,950,590	10,192,405	-	26,690,583,840
ease share capital	2,047,500	-	34,398,000	-	-	-	-	-	-	36,445,500
ealised loss from revaluation										
investment	-	-	-	(18,614,953)	-	-	-	-	-	(18,614,953)
ance receipt for share subscription										
rease during the period	-	-	-	-	25,272,440	-	-	-	-	25,272,440
income for the period	-	-	-	-	-	-	9,722,849,006	-	-	9,722,849,006
dend paid during the period (Note 35)	-	-	-	-	-	-	(3,668,894,727)	-	-	(3,668,894,727)
ign currency translation adjustment	-	-	-	-	-	-	-	(97,216,052)	-	(97,216,052)
31 December 2003	2,939,047,500	607,940,845	4,871,898,000	(18,614,953)	25,272,440	500,000,000	23,851,904,869	(87,023,647)	-	32,690,425,054

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

companying notes on pages 9 to 57 are an integral part of these consolidated and company financial statements.

Shin Corporation Public Company Limited

Statements of Cash Flows

For the years ended 31 December 2003 and 2002

		Consolidated		Company	
		2003	2002	2003	2002
	Notes	Baht	Baht	Baht	Baht
Net cash flows from operating activities	28	1,818,378,837	1,115,942,123	101,232,971	62,911,645
Cash flows from investing activities					
Acquisition of subsidiaries and associates net of cash acquired	8	(206,239,166)	(26,966,402)	(2,345,623,297)	(26,966,402)
Purchases of property and equipment		(6,113,174,571)	(6,242,409,094)	(19,210,585)	(3,578,527)
Investments in intangible assets		(77,637,658)	(41,777,954)	-	(8,431,754)
Investments in property and equipment under concession agreements		(123,020,173)	(85,326,510)	-	-
Decrease (increase) in current investments		298,054,785	(599,995,000)	297,638,960	(600,000,000)
Increase in loan to other company		(5,503,965)	-	-	-
Decrease in loans and advances to related parties		28,222,890	12,926,408	1,675,621,363	35,798,808
Disposals of a subsidiary, net of cash disposed	8	9,990,000	121,500,000	-	121,500,000
Proceeds from disposal of equipment		27,175,350	12,291,157	1,735,327	99,724
Dividends received from subsidiaries and associate	8	4,486,177,600	561,914,272	4,641,120,564	630,438,264
Net cash flows from/ (used in) investing activities		(1,675,954,908)	(6,287,843,123)	4,251,282,332	148,860,113
Cash flows from financing activities					
Receipts from short-term loans		4,397,599,289	9,249,968,576	-	50,000,000
Receipts from long-term loans		8,186,648,679	6,426,983,283	-	-
Receipts from long-term debentures	15	-	3,000,000,000	-	3,000,000,000
Receipts from warrants	19 b)	-	620,000,000	-	620,000,000
Debenture and warrants issued cost		-	(49,549,242)	-	(49,549,242)
Receipts from share capital issued by subsidiaries	8	585,000,000	1,800,000,000	-	-
Share issuance costs		-	(64,345,809)	-	-
Receipts from share capital increase	19	36,445,500	-	36,445,500	-
Receipts from advance receipt for share subscription		25,272,440	-	25,272,440	-
Repayments of short-term loans		(5,974,882,326)	(12,571,880,019)	-	(2,810,371,463)
Repayments of long-term loans		(2,050,648,122)	(1,669,653,473)	(11,789,738)	(1,000,644,930)
Redemption of debenture	15	(310,674,396)	(1,655,579,149)	(310,674,396)	-
Dividends paid	35	(3,668,894,692)	(40,048,536)	(3,668,894,692)	-
Net cash flows from/ (used in) financing activities		1,225,866,372	5,045,895,631	(3,929,640,886)	(190,565,635)
Net increase in cash and cash equivalents		1,368,290,301	(126,005,369)	422,874,417	21,206,123
Cash and cash equivalents, opening balance		2,130,368,182	2,295,313,429	984,133,511	993,234,763
Cash recognised on change of status of associate to joint venture	8	84,789,169	-	-	-
Unrealised loss on exchange rate		(4,205,890)	(38,939,878)	(5,697,555)	(30,307,375)
Cash and cash equivalents, closing balance	3	3,579,241,762	2,130,368,182	1,401,310,373	984,133,511

The accompanying notes on pages 9 to 57 are an integral part of these consolidated and company financial statements.

Supplemental disclosures of cash flow information

Interest and income tax paid

Interest and income tax paid during the year ended 31 December 2003 and 2002 are as follows:

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Interest paid	432.69	591.15	25.79	116.81
Income tax paid	350.81	180.38	11.75	96.59
Non-cash transactions				
Purchase of property and equipment and intangible assets in liabilities	134.56	878.06	11.22	-
Property and equipment under finance leases	0.95	13.12	-	2.94
Purchase of programming rights and production costs in liabilities	19.28	4.57	-	-
Acquisition of investment in a subsidiary through share swap	88.99	-	-	-
Conversion of accounts payable - purchase of equipment to long-term loans	19.59	117.71	-	-
Acquisition of investment in an associate by offseting against loan to related party	-	134.60	-	-

1 General information

Shin Corporation Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand. The registered office of the Company is 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company, its subsidiaries, associates, joint ventures and other related companies (together "the Shin Corp Group", or "the Group") are principally engaged in the satellite, internet, telecommunications and media industries. The Group renders satellite transponder and related services, operates a television channel, supplies and installs computer hardware and software and related services, is an Internet Service Provider and content producer, provides advertising services and publishes telephone directories, trades in cellular telephone equipment, provides nationwide cellular network services, provides data transmission services. During 2003, the Company invested in two new businesses operating in low fare airline and consumer finance sectors (Note 8).

The principal business units are Shin Corporation Public Company Limited, Shin Satellite Public Company Limited and ITV Public Company Limited, its subsidiaries, and Advanced Info Service Public Company Limited, an associate. Shin Corporation Public Company Limited, Shin Satellite Public Company Limited, ITV Public Company Limited and Advanced Info Service Public Company Limited are listed on the Stock Exchange of Thailand.

The Shin Corp Group has obtained concessions from government agencies, in Thailand and other countries, to provide satellites and transponder services, to be an Internet Service Provider, to produce telephone directories, to act as a television broadcaster, and to provide domestic mobile phone networks using Wireless Local Loop technology in Cambodia, to provide telecommunication services in Lao PDR. and Cellular Telephone Systems in Thailand. The periods of the concessions range from 10-35 years. Under these concession agreements, certain companies in the Group must pay minimum fees to the relevant government agencies based on a percentage of service income or at the rate specified in the relevant agreements, whichever is the higher. In addition, certain companies in the Group, according to their concession agreements, must procure property and equipment for their operations and must transfer the ownership of such property and equipment to the relevant government agencies within the periods specified in the concession agreements.

The principal concessions held by subsidiaries, an associate and a joint venture at 31 December 2003 include:

Concession	Country	Held by	Expiry
Subsidiaries			
Satellites	Thailand	Shin Satellite Public Company Limited	September 2021
Radio-television broad-casting under UHF system	Thailand	ITV Public Company Limited	July 2025
Internet services	Thailand	CS Loxinfo Public Company Limited (formerly named C.S. Communications Company Limited)	April 2007
Cellular telephone system	Cambodia	Cambodia Shinawatra Company Limited	March 2028
Associates			
900-MHz cellular telephone system	Thailand	Advanced Info Service Public Company Limited	September 2015
1800-MHz cellular telephone system	Thailand	Digital Phone Company Limited	September 2013
Datakit Virtual Circuit Switch	Thailand	Advanced Datanetwork Communications Company Limited	2022
Joint Venture			
Fixed phone, mobile phone, international facilities, paging and internet	Lao PDR.	Lao Telecommunications Company Limited	2021

1 General information (continued)

Teleinfo Media Company Limited ("TMC"), a joint venture, has been granted rights in publishing and advertising telephone directories from TOT Corporation Public Company Limited ("TOT") up to June 2006. According to the addendum to the agreement on 29 December 2003, TMC and TOT agreed to reduce certain revenue sharing arrangements in respect of the publishing and advertising of telephone directories which was calculated from certain percentages of certain service income or at the minimum fee as specified in the agreement, whichever is higher to minimum Bath 5 million per telephone number database that effectively adopted from 2002. starting from the year 2002.

On 28 January 2003, the Ministry of Finance announced the introduction of excise tax on revenue from mobile telecommunications at the rate of 10%. The excise tax is to be deducted from the concession fee payable to TOT and CAT Telecom Public Company Limited ("CAT"). Total excise tax and concession fee is in the same amount as the concession fee payable to TOT and CAT prior to the introduction of the excise tax.

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act, B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practices appointed by the Minister of Commerce under the Auditor Act, B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The consolidated and company financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

2.2 Group accounting

a) Subsidiary undertakings

Subsidiary undertakings, which are those companies in which the Group has power to govern the financial and operating policies, are consolidated, attention is directed to the substance of the power, and not merely the legal form.

Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date which the Group ceases to have the power to exercise control over the operations. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made for minority interests. The interest of third parties in subsidiaries is accounted for on the basis of their share in the underlying equity of these undertakings. A list of the principal subsidiaries is set out in Note 8.

2 Accounting policies (continued)

Dilution gains or losses that arise on shares issued by publicly traded subsidiaries to other investors are recognised in the income statement. Dilution gains or losses on the issuance of shares by subsidiaries that are not publicly traded are recognised if the proceeds from the sale can be objectively determined.

In the Company's separate financial statements, the Company accounts for its interest in subsidiaries on an equity basis.

b) Joint ventures

The Group's interest in jointly controlled entities ("joint ventures") is accounted for by proportionate consolidation in the consolidated financial statements. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately. A list of the principal joint ventures and further details about joint ventures are set out in Notes 8 and 30 respectively.

In the Company's separate financial statements, the Company accounts for its interest in joint ventures on the equity basis.

c) Associated undertakings

Investments in associated undertakings are accounted for using the equity method of accounting in the consolidated financial statements. Under this method the company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not continue to recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates. A list of the principal associates is set out in Note 8.

In the Company's separate financial statements, the Company accounts for its interest in associates on an equity basis.

2.3 Related parties

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, a company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2 Accounting policies (continued)

2.4 Foreign currencies translation

Transactions denominated in foreign currencies are translated into Baht at the rate of exchange prevailing on the transaction dates. Realised gains and losses on exchange are recognised as income or expense as incurred. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Baht at the rate of exchange prevailing at the balance sheet date. Unrealised gains and losses on exchange are recognised as income or expense as incurred.

Statements of income of foreign entities are translated into the Group's reporting currency at the weighted average exchange rates for the year and balance sheets are translated at the exchange rates ruling on the balance sheet date. Currency translation differences arising from the retranslation of the net investment in foreign entities are taken to shareholders' equity. On disposal of a foreign entity, accumulated currency translation differences are recognised in the statement of income as part of the gain or loss on sale.

2.5 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at banks and other short-term highly liquid investments with original maturities of three months or less.

2.6 Current investments

Current investments represent time deposits, bills of exchange and promissory notes with original maturities more than 3 months but less than twelve months.

2.7 Trade accounts receivable

Trade accounts receivable are carried at anticipated realisable value. An allowance is recorded for doubtful accounts receivable, which is equivalent to the estimated collection losses that may be incurred. The estimated losses are based on historical collection experience combined with a review of the current status of the existing receivables at the balance sheet date.

2.8 Inventories

Inventories are valued at the lower of cost and net realisable value. Costs are determined by the moving weighted average method except for cost of mobile phones and paper which are determined by the first in first out method. Work in progress is valued using the specific identification method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as import duties and transportation charges, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity).

Net realisable value is the estimated selling price in the ordinary course of business, less costs of completion and selling expenses. An allowance is made against cost where there is diminution in value arising on obsolete and defective inventory.

2.9 Programming rights

A group company buys programming rights for broadcasting. Programming rights are stated at cost. The cost comprises both the purchase price and other costs directly attributable to the acquisition of the programming rights, such as duties, less all attributable discounts, allowance or rebates. Provision is made, where necessary, for impairment based on the estimated recoverable value.

The cost of the programming rights is amortised according to the number of transmissions specified in the broadcasting agreement.. If the program is broadcast more than one time, the cost of program rights is amortised at a rate of 80% on the first transmission and 20% on the second transmission.

2 Accounting policies (continued)

2.10 Investments (other than subsidiaries, associates and joint ventures)

Marketable equity securities which are classified as available-for-sale securities are carried at fair value. Fair value of marketable equity securities is calculated by reference to the Stock Exchange quoted selling prices at the close of business on the balance sheet date. Increases/decreases in the carrying amount are credited/charged against unrealised gains/losses from revaluation of investment in shareholders' equity.

Investments in non-marketable equity securities which are classified as general investments are carried at cost.

When disposing of part of the Group's holding of a particular investment in debt or equity securities the carrying amount of the disposed part is determined by reference to the average carrying amount of the total holding of the investment.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of income.

2.11 Property and equipment

Property and equipment is stated at historical cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the respective assets, or if shorter the lease term, based on the following useful lives:

	Years
Leasehold land, buildings and improvements	5 - 30
Furniture, fixtures and equipment	2 - 5
Vehicles (including vehicles under finance leases)	5
Computers and equipment	5
Rental equipment	2 - 5

Borrowing costs to finance the construction of property and equipment are capitalised as part of the cost of the assets, during the period of time that is required to complete and prepare the property and equipment for its intended use. Borrowing costs of Baht 576 million were capitalised in 2003 (2002: Baht 356 million). Expenditures for additions, renewals and improvements of property and equipment, which result in a substantial increase in an asset's current replacement value, are capitalised. Repair and maintenance costs are recognised as an expense when incurred.

The Group's policy is to review asset values annually and to adjust depreciation to match estimated useful lives.

Gains and losses on disposal of property and equipment are determined by comparing proceeds with carrying amount and are included in operating profit.

2 Accounting policies (continued)

2.12 Property and equipment under concession agreements

Property and equipment under concession agreements comprises assets used under concession agreements, ownership of which must be transferred to the regulatory government agencies in accordance with the specific terms of the respective concessions. Property and equipment under concession agreements is amortised on a straight line basis over the shorter of the useful lives of the property and equipment or the remaining concession term, based on the following useful lives:

Property and equipment under concession agreements	Years
Satellites	Design life (14 - 15 years)
Telemetry, tracking, command and monitoring equipment	5 to 27.5 years
Computer systems	5 years, not exceeding the concession term
Land, network stations, intangible assets and equipment under UHF broadcasting agreement	5 to 20 years, not exceeding the concession term

Borrowing costs to finance the construction of concession assets are capitalised as part of the cost of the assets, during the period of time that is required to complete and prepare the assets for their intended use. No borrowing costs were capitalised in 2003 and 2002.

2.13 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable tangible and intangible assets of the acquired subsidiary or associated undertaking or joint venture at the date of acquisition. Goodwill on acquisitions of subsidiaries and joint ventures is reported in the consolidated balance sheet as goodwill. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is amortised using the straight-line method over its estimated useful life not exceeding 20 years.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of.

2.14 Intangible assets

Intangible assets represent proprietary software for internal use and service, costs of computer software and equipment provided to certain overseas customers in connection with the utilisation of transponder services from the Group, and operating rights, expenditure on acquired patents, trademarks or licenses. Intangible assets are amortised using the straight-line method over the estimated useful lives not exceeding 20 years.

2.15 Leases – where a group company is the lessee

Leases of equipment where the Company assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in finance lease liabilities. The interest element of the finance charge is charged to results over the lease period. The equipment acquired under finance leasing contracts is depreciated over the useful life of the asset. Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to results on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2 Accounting policies (continued)

2.16 Leases - where a group company is the lessor

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with other similar property, plant and equipment owned by the Group. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

2.17 Impairment of long-lived assets

Property and equipment and other non-current assets, including property and equipment under concession agreements, goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the assets exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows.

2.18 Employee benefits

The Group operates a provident fund, being a defined contribution plan, the assets of which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and by the relevant Group companies. Contributions to the provident funds are charged to the statement of income in the year in which they relate.

2.19 Provisions for liabilities and charges and contingency assets

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. The contingency asset will be recognised as a separate asset when only the reimbursement is virtually certain.

2.20 Revenue recognition

Sales are recognised upon delivery of products and customer acceptance.

Revenue related to long-term computer service contracts is accounted for under the percentage of completion method. The stage of completion is measured by reference to the actual cost incurred to date to the estimated total cost of each contract.

Revenue from telephone services, transponder services and other services related to the satellite business is recognised when services are provided to the customers.

Revenue from prepaid mobile phone services and internet packages is recognised when the service is used by the customers.

Revenue from the production of advertising is recognised upon completion or publication. Revenue from advertising media is recognised when the service is rendered to the customers.

Revenue from television advertising is recognised when broadcast and revenue from airtime rental is recognised when the program is broadcast.

Interest income is recognised on accrual basis unless collectibility is in doubt.

Dividend income is recognised when the shareholder's right to receive payment is established.

2 Accounting policies (continued)

2.21 Advertising and production costs

Advertising costs are expensed in the financial period in which they are incurred.

Production costs comprise direct costs related to production. News production costs are expensed as incurred. Costs relating to other in-house productions are capitalised based on estimated recoverable revenues and are amortised when the production is broadcast.

2.22 Research and development

Research and development costs are expensed in the financial period during which they are incurred.

2.23 Income tax

The Group calculates income tax in accordance with the Revenue Code and records income tax on an accrual basis. The Group does not recognise income tax payable or receivable in future periods in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

2.24 Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, investments, trade receivables, related party receivables and payables, trade payables, leases, borrowings and certain derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is a party to financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments mainly comprise:

Foreign currency forward contracts

Foreign currency forward contracts establish a predetermined exchange rate ("forward rate") at which the Group will receive or pay foreign currency amounts on a predetermined future date. Obligations under foreign exchange forward contracts are recognised in the balance sheet on inception. At the balance sheet date the foreign currency amounts receivable or payable under these contracts are translated at the balance sheet exchange rate. Unrealised gains or losses that result from the translation are recognised in the income statement. Any premium or discount equal to the difference between the exchange rate and the forward rate at the inception of the contract is amortised over the life of the contract.

Cross-currency and interest rate swaps

In cross-currency and interest rate swap contracts, the Group agrees with a counterparty to exchange their respective currency and interest rate positions between an agreed pair of currencies. An exchange of principal in the different currencies occurs at the inception of the cross-currency interest rate swap at a predetermined exchange rate, with an equal but opposite exchange of principal at the maturity of the contract. The foreign currency receivable/payable under these contracts is translated at the year-end exchange rate and the unrealised gains or losses are recognised in the income statement. Each party also pays and receives interest on a predetermined amount of principal in different currencies over the contract period. Any differential to be paid or received on the interest rate swaps is recognised as a component of interest income or expense over the period of the agreement.

Interest rate swaps

Interest rate swap agreements enhance the Group's capability to manage exposure from movements in floating interest rates. Any difference to be paid or received on an interest rate swap agreement is recognised as a component of interest expense over the period of the agreement. Gains and losses on early termination of interest rate swaps or on repayment of the borrowing are taken to the statement of income.

2 Accounting policies (continued)

Currency options

Currency options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at a set date, a specific amount of a foreign currency at a predetermined exchange rate. In consideration for the assumption of foreign exchange risk, the seller receives a premium from the purchaser. The principal of option contracts is not recognised in the balance sheets. Premiums are amortised in the statements of income on a straight-line basis over the period of the contract. Options are accordingly not adjusted to fair value or recorded on the balance sheet.

2.25 Segment reporting

The segmental reporting has been prepared based on the Group's method of internal reporting, which disaggregates its business by service or product.

2.26 Earnings per share

Basic consolidated earnings per share is calculated by dividing the consolidated net earnings after considering minority interest in subsidiaries, attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

Basic Company earnings per share are calculated by dividing the Company's earnings by the weighted average number of ordinary shares in issue during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which are the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2003.

2.27 Dividends

Dividends are recorded in the consolidated and company's financial statements in the period in which they are declared by the Board of Directors and approved by the shareholders.

2.28 Presentation of comparative information

The comparative figures have been amended to conform with the reclassification of certain items in the financial statements for the year ended 31 December 2003.

3 Cash and cash equivalents

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Cash on hand	23.30	26.77	0.01	0.02
Cash at banks	2,086.14	1,293.28	701.30	564.11
Bills of exchange and promissory notes	1,469.80	810.32	700.00	420.00
Total cash and cash equivalents	3,579.24	2,130.37	1,401.31	984.13

The weighted average effective interest rate of bank deposits, bills of exchange and promissory notes was 0.79 % per annum (2002: 1.24% per annum) on a consolidated basis and 1.18% per annum (2002: 1.39% per annum) on a Company basis.

4 Current investments

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Term deposits	12.51	10.42	-	-
Bills of exchange and promissory notes	-	600.00	-	600.00
Marketable security	283.75	-	283.75	-
Total current investments	296.26	610.42	283.75	600.00

The current investments with an original maturity date of more than three months and less than one year earn weighted average effective interest at the rate of 3.23% per annum (2002: 2.46% per annum) on a consolidated basis and 3.20% per annum on a Company basis (2002: 2.50% per annum).

As at 31 December 2003, term deposits of Baht 12.51 million (2002: Baht 10.42 million) on a consolidated basis were pledged as collateral in respect of bank guarantees.

5 Trade accounts and notes receivable, net

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Trade accounts and notes receivable				
- Third parties	1,688.25	1,539.67	0.91	212.15
- Related parties (Note 29)	575.25	246.30	13.94	4.19
Accrued income				
- Third parties	207.40	284.54	-	2.04
- Related parties (Note 29)	16.54	193.32	5.37	20.98
Total trade accounts and notes receivable	2,487.44	2,263.83	20.22	239.36
Less allowance for doubtful accounts	(483.40)	(390.16)	(0.91)	(0.91)
Total trade accounts and notes receivable, net	2,004.04	1,873.67	19.31	238.45

Outstanding trade accounts and notes receivable from third parties can be aged as follows:

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Current – 3 months	780.87	799.89	-	107.91
Overdue 3 – 6 months	225.06	204.06	-	42.00
Overdue 6 – 12 months	149.80	148.32	-	32.02
Overdue over 12 months	532.52	387.40	0.91	30.22
Total	1,688.25	1,539.67	0.91	212.15
Less allowance for doubtful accounts of third parties	(483.40)	(390.16)	(0.91)	(0.91)
Total trade accounts and notes receivable third parties, net	1,204.85	1,149.51	-	211.24

6 Inventories, net

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Raw materials	256.07	22.02	-	-
Work-in-progress	13.42	9.43	-	-
Finished goods	339.96	409.06	-	-
Goods-in-transit	0.63	-	-	-
	610.08	440.51	-	-
Less allowance for obsolete stock	(47.74)	(1.12)	-	-
Total inventories, net	562.34	439.39	-	-

7 Other current assets

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Prepayments	193.28	169.31	2.78	1.55
Recoverable tax, net	155.12	239.63	26.67	14.92
Advance payments	162.42	257.53	0.06	0.17
Deposit	24.10	39.55	-	-
Others	206.69	151.54	5.46	7.39
Total other current assets	741.61	857.56	34.97	24.03

8 Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 31 December 2003 and 2002 comprise:

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Investments in subsidiaries	-	-	6,899.16	6,102.92
Investments in associates	26,223.13	23,481.84	26,248.74	22,735.83
Investments in joint ventures	-	-	951.53	107.54
Total investments in subsidiaries, associates and joint ventures	26,223.13	23,481.84	34,099.43	28,946.29

b) Movements in investment in subsidiaries, associates and joint ventures for the years ended 31 December 2003 and 2002 comprise:

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Opening net book value	23,481.84	18,770.06	28,946.29	24,225.79
Additions (Note 8 e)	2.26	134.60	1,591.32	26.97
Change from associate to joint venture (Note 8 e1i)	(777.80)	-	-	-
Disposals	-	-	-	(92.03)
Share of net results from investments	7,970.43	5,124.34	8,224.82	5,080.67
Dividends received from subsidiaries and associates	(4,486.17)	(568.18)	(4,641.12)	(630.44)
Gain on dilution (Note 22)	32.57	-	75.33	283.28
Reclassification to other current liabilities (Note 32 b)	-	-	-	52.32

8 Investments in subsidiaries, associates and joint ventures (continued)

c) The details of investments in subsidiaries, associates and joint ventures can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its subsidiary	Broadcasting of UHF system and lease of equipment for program production, producing TV programs and arranging related marketing events	Thailand	Baht
AD Venture Company Limited and its Group	Internet business	Thailand	Baht
I.T. Applications and Services Company Limited and its subsidiary	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertising spots for radio and television broadcasts	Thailand	Baht
Merry International Investments Corporations	Investment company	Mauritius	US Dollars
Associate			
Advanced Info Service Public Company Limited	Operating a 900 MHz cellular telephone system under a concession from TOT Corporation Public Company Limited	Thailand	Baht
Joint ventures			
Teleinfo Media Company Limited	Publication of telephone directories under a concession agreement from TOT Corporation Public Company Limited	Thailand	Baht
Thai Air Asia Company Limited	Providing a low fare airline service	Thailand	Baht
Capital OK Company Limited	Consumer finance provider	Thailand	Baht

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated – 31 December 2003 (Baht Million)					
Associates	**Paid-up capital**	**Investment portion (%) (including indirect portion)**	**Cost**	**Accumulated share of net results of investments**	**Equity**	**Dividend**
Advanced Info Service Public Company Limited	2,938.52	43.05	8,807.46	17,410.64	26,218.10	4,486.17
AD Venture Company Limited's associates	20.00	40.00	30.00	(27.68)	2.32	-
CS Loxinfo Solutions Company Limited	0.05	44.99	0.05	2.66	2.71	-

8 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Consolidated –31 December 2002 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,935.00	43.09	8,807.46	13,894.38	22,701.84	505.48
AD Venture Company Limited's associates	20.00	40.00	30.00	(27.78)	2.22	-
Lao Telecommunications Company Limited	USD96.84M	49.00	1,281.79	(504.01)	777.78	62.70
Total investments in associates			10,119.25	13,362.59	23,481.84	568.18

	Company – 31 December 2003 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,375.00	51.53	3,612.98	764.32	4,377.30	-
ITV Public Company Limited	6,000.00	53.22	3,297.26	(1,190.10)	2,107.16	-
AD Venture Company Limited	550.00	90.91	500.00	(349.66)	150.34	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	36.88	46.88	5.00
SC Matchbox Company Limited	9.00	99.96	71.97	170.06	242.03	149.94
Merry International Investments Corporations	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	(593.05)	6,899.16	154.94
Associate						
Advanced Info Service Public Company Limited	2,938.52	43.05	8,807.46	17,441.28	26,248.74	4,486.17
Total investment in an associate			8,807.46	17,441.28	26,248.74	4,486.17
Joint venture						
Teleinfo Media Company Limited	694.14	38.25	875.60	(719.23)	156.37	-
Thai Air Asia Company Limited	400.00	50.00	201.23	(5.79)	195.44	-
Capital OK Company Limited	1,000.00	60.00	600.00	(0.28)	599.72	-
Total investment in joint venture			1,676.83	(725.30)	951.53	-

8 Investments in subsidiaries, associates and joint ventures (continued)

	Company - 31 December 2002 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,375.00	51.53	2,068.58	1,059.40	3,127.98	-
ITV Public Company Limited	5,750.00	55.53	3,297.26	(784.57)	2,512.69	-
AD Venture Company Limited	550.00	90.91	500.00	(334.63)	165.37	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	20.41	30.41	5.00
SC Matchbox Company Limited	9.00	99.96	71.97	190.71	262.68	119.95
Merry International Investments Corporations	USD 1.00	100.00	-	3.79	3.79	-
Total investments in subsidiaries			5,947.81	155.11	6,102.92	124.95
Associate						
Advanced Info Service Public Company Limited	2,935.00	43.09	8,807.46	13,928.37	22,735.83	505.48
Total investments in an associate			8,807.46	13,928.37	22,735.83	505.48
Joint venture						
Teleinfo Media Company Limited	694.14	38.25	875.60	(768.06)	107.54	-
Total investments in a joint venture			875.60	(768.06)	107.54	-

e) Significant movements in investments during the year ended 31 December 2003 were as follows:

1) **Shin Satellite Public Company Limited Group**

a) **Shin Satellite Public Company Limited ("SATTEL")**

In August 2003, the Company acquired 63.16 million ordinary shares of SATTEL from Merry International Investments Corporations,100% owned by the Company, resulting in an increase in investment in SATTEL of Baht 790.10 million (selling price of Baht 1,544.40 million and net of an unrealised gain on sale of investment). This transaction did not affect the percentage of the Company's shareholding in SATTEL as it is a chage in Group structure.

b) **iPSTAR Company Limited ("iPSTAR)**

In October 2003, SATTEL made a payment of USD 1.98 million to iPSTAR, SATTEL's subsidiary, for an increase in its paid-up share capital of 198,000,000 shares with a par value of USD 0.01 each. As mentioned in Note c) below, SATTEL made payment of its remaining obligations to subscribe for share capital of Spacecode LLC by way of allotment of 2.23 million shares at USD 1.0 each in iPSTAR valued at USD 2.23 million. This resulted in SATTEL's investment in iPSTAR decreasing from 100% to 98.89% and a gain on such share transfer of Baht 88.1 million was recorded in other income in the year ended 31 December 2003 (Note 22).

8 Investments in subsidiaries, associates and joint ventures (continued)

c) Spacecode LLC

On 30 April 1999, SATTEL entered into a Membership Purchase Agreement with Codespace, Inc. to acquire a 70% shareholding in Spacecode LLC (subsidiary of Codespace, Inc.) for the total price of USD 3 million over a period of 3 years. The payment was to be made by way of a cash payment of USD 0.50 million with the remaining USD 2.5 million to be paid by way of the allotment of 2.5 million shares in iPSTAR valued at USD 2.5 million.

In 1999, SATTEL made the initial payment of USD 0.50 million to Codespace, Inc. which represented 12% of the total share capital of Spacecode LLC.

On 23 October 2003, SATTEL entered into a Memorandum of Agreement with Codespace, Inc., iPSTAR and Spacecode LLC to revise the payment method in respect of its remaining obligations to subscribe for share capital of Spacecode LLC of USD 2.5 million. The additional payment was made through a cash payment of USD 0.27 million with the balance being paid by way of the allotment of 2.23 million shares at USD 1.0 each in iPSTAR, valued at USD 2.23 million (Note b above). Under the Memorandum of Agreement, if Codespace, Inc. wishes to sell those iPSTAR's shares which have been transferred by SATTEL being a total of 2.23 million shares, SATTEL has the obligation to repurchase such shares at the higher of USD 1.0 or the fair value.

The payment for additional share capital in Spacecode LLC as mentioned above resulted in an increase in SATTEL's voting rights in Spacecode LLC from 12% to 70%. Thus, the status of the investment in Spacecode LLC changed from other investments to investment in subsidiary and it is consolidated in the consolidated financial statements with effect from November 2003. There was no goodwill arising on this acquisition. Previously this investment was presented as other investment (Note 9).

d) CS Loxinfo Public Company Limited (formerly "C.S. Communications Co.,Ltd.")

At the extraordinary shareholders' meetings of C.S. Communications Co., Ltd. on 24 September 2002 and 10 October 2002, the shareholders passed a resolution to approve a registered share capital reduction from Baht 970.0 million (97 million shares at 10 Baht each) to Baht 242.5 million (24.25 million shares at 10 Baht each) for the purposes of eliminating the deficit. The share capital reduction was made to the portion of shares held by Shin Broadband Internet (Thailand) Co., Ltd. ("SBI"), SATTEL's subsidiary, only. This resulted in the percentage of shareholding by SBI decreasing from 99.5% to 98.0%. The share capital reduction was finalised on 21 January 2003.

At the extraordinary shareholders' meetings of C.S. Communications Co., Ltd. on 17 December 2002 and 15 January 2003, the shareholders passed a resolution to approve the registration of the new official company name of C.S. Communications Co., Ltd. as "CS Loxinfo Company Limited" ("CSL"). On 29 January 2003, the new official company name was registered with the Ministry of Commerce. In addition, the shareholders also passed a resolution to approve an increase in the authorised share capital from 24.25 million ordinary shares with a par value of Baht 10 per share to 50.00 million ordinary shares with a par value of Baht 10 per share. The shareholders passed a resolution to approve the issuance of 25.75 million additional shares at a par value of Baht 10 per share. 1.25 million of the shares were sold to SBI at Baht 563.20 per share, resulting in an increase in share premium of Baht 691.50 million. These shares were registered with the Ministry of Commerce on 14 February 2003. The remaining 24.50 million shares were sold to former shareholders of Point Asia Dot Com (Thailand) Company Limited, at Baht 10 per share under the terms and the conditions as specified in the purchase agreement as detailed below. These shares were registered with the Ministry of Commerce on 6 March 2003.

SHIN CORPORATION

8 Investments in subsidiaries, associates and joint ventures (continued)

The increase in share capital of CSL resulted in a decrease in the percentage of shareholding in CSL by SBI from 98.07% to 50.02%, resulting in a gain on dilution of Baht 6.40 million being presented in the statement of income in the year ended 31 December 2003 and an increase in minority interests of Baht 238.60 million.

On 6 March 2003, CSL acquired 24.50 million shares of Loxley Information Service Company Limited ("Loxserv") at Baht 10 each (representing a 94.19% shareholding) from Point Asia Dot Com (Thailand) Company Limited ("PA") while CSL issued 24.50 million additional ordinary shares at Baht 10 each to a group of shareholders of PA. As required under the Share Purchase Agreement, SBI, which is parent company of CSL, has provided an indemnity warranty to PA and a group of shareholders of PA in respect of the contingent liabilities that CSL might have incurred prior to the acquisition date, for a period of two years commencing from the closing date of the Share Purchase Agreement.

The fair value of the assets and liabilities acquired by investing in Loxserv at the acquisition date can be summarised as follows:

	Baht'000
Cash and cash equivalents	29,083.93
Current assets	140,797.67
Non-current assets	239,539.78
Current liabilities	(218,283.81)
Non current liabilities	(512.69)
Net fair value of assets	190,624.88
Net fair value of the acquisition (94.19%)	179,549.58
Total consideration	246,296.87
Goodwill	66,747.29
Net cash outflow on acquisition	(217,212.94)

Goodwill recognised on the investment in Loxserv of Baht 66.75 million is presented as goodwill in the balance sheet (Note 12) and is amortised by the straight-line method over its estimated useful life not exceeding 8 years.

Net assets from acquisition were stated at the net book value at the date of acquisition since the net book value was close to the net fair value of assets and liabilities.

At the extraordinary shareholders' meetings of CSL on 20 October 2003 and 7 November 2003, the shareholders passed a resolution to approve the registration of a change in the company status from company limited to public company limited and the registration of the new official company name of CSL as "CS Loxinfo Public Company Limited". On 26 November 2003, the new official company name was registered with the Ministry of Commerce. In addition, the shareholders also passed a resolution to approve the registration of its shares to be listed in the Stock Exchange of Thailand. Currently, CSL is in a process of registration.

At the extraordinary shareholders' meetings of CSL on 27 November 2003, the shareholders passed a resolution to approve the offsetting of CSL's deficit from the legal reserve (Baht 0.6 million) and the share premium (Baht 666.9 million) in accordance with the Public Company Act (II) B.E. 2544.

8 Investments in subsidiaries, associates and joint ventures (continued)

At the extraordinary shareholders' meeting of CSL on 27 November 2003, the shareholders passed a resolution to approve the issue of additional 500 million shares from a split par value of the shares from Baht 10 to Baht 1 each. This change in par value does not affect CSL shareholder's interest. In addition, the shareholders also passed a resolution to approve the registration from 500 million shares at par value of Baht 1 each to 628,096,300 shares at par value of Baht 1 each by issuing 125,000,000 shares for public sale, and 3,096,300 shares to support warrants issued to its directors and employees ("ESOP"). The additional shares were registered with the Ministry of Commerce on 18 December 2003. As at 31 December 2003, these additional registered shares have not been issued and paid-up.

e) CS Satellite Phone Company Limited ("CSP")

At the extraordinary shareholders' meeting on 30 April 2003 of CSL, the shareholders passed a resolution to approve the disposal of its investment in CSP of 39,999,993 ordinary shares at Baht 1.74 each, for the total price of Baht 69.67 million, representing 80% share capital of CSP. to SBI. On 28 October 2003, the updated official shareholders registration was registered with the Ministry of Commerce.

At extraordinary shareholders' meetings on 24 October and 3 December 2003 of CSP, the shareholders passed a resolution to approve the registration of its termination with the Ministry of Commerce on 17 December 2003 and this process has begun on 31 December 2003.

f) iPSTAR Australia Pty Company Limited ("iPSTAR Australia")

On 9 December 2003, SATTEL group established a new company, iPSTAR Australia, a subsidiary of iPSTAR Company Limited. IPSTAR Australia provides broadband satellite services. The total authorised number of ordinary shares of iPSTAR Australia is 100,000 shares with a par value of AUD 1.0 each, which is not paid up. As at 31 December 2003, iPSTAR Australia has not commenced its normal operations.

g) iPSTAR New Zealand Company Limited ("iPSTAR New Zealand")

On 8 December 2003, SATTEL group established a new company, iPSTAR New Zealand, a subsidiary of iPSTAR Company Limited. iPSTAR New Zealand Company Limited provides broadband satellite services. The total authorised number of ordinary shares of iPSTAR New Zealand is 500,000 shares with a par value of NZD 1.0 each, which is not paid up. As at 31 December 2003, iPSTAR New Zealand has not commenced its normal operations.

h) CS Loxinfo Solutions Company Limited (formerly: LoxInfo Link Communications (Thailand) Company Limited)

In April 2003, CSL acquired 22,497 shares of CS Loxinfo Link communications (Thailand) Company Limited at Baht 2.31 each (representing a 44.99% shareholding) for the net cash amount of Baht 0.05 million (fair value of net assets of Baht 2.26 million) from Point Asia Dot Com (Thailand) Company Limited.

At the extraordinary shareholders' meetings of CS Loxinfo Link communications (Thailand) Company Limited on 1 July and 16 July 2003, the shareholders passed a resolution to approve the registration of the new official company name to CS Loxinfo Solutions Company Limited. and such change was registered with the Ministry of Commerce on 25 July 2003.

SHIN CORPORATION

8 Investments in subsidiaries, associates and joint ventures (continued)

i) Lao Communications Company Limited ("LTC")

In the first quarter of 2003, SATTEL, a subsidiary of the Company, reviewed its powers under its joint venture agreement with the Government of the Lao PDR in respect of LTC and the actions undertaken by itself and its joint venture partner in the period since acquiring its interest in LTC. As a result of this review, SATTEL considers that it has the ability to exercise joint control over LTC. Therefore, with effect from 1 January 2003, the Company has accounted for its interest in LTC as a joint venture, under the proportionate consolidation method in accordance with the accounting standard for financial reporting of interests in joint ventures. Previously, SATTEL had accounted for its interest in LTC as an investment in an associate based on SATTEL's assessment of its ability to fully exercise the joint control afforded to it under the joint venture agreement. SATTEL has accounted for this as a change in status in its investment, and has not restated the comparatives. Therefore, the comparatives for SATTEL's interest in LTC are presented under the equity method of accounting as an associate. This change in status from associate to joint venture does not impact the consolidated shareholders' equity as at 31 December 2003 or net income for the year ended 31 December 2003.

According to the Joint Venture Agreement between SATTEL and the Government of Laos PDR., SATTEL will transfer all of its shares in LTC to the Government of Laos PDR, without any charges or compensation on the expiration date of the Joint Venture Agreement in 2021.

The shareholders' meeting of LTC on 24 January 2003 passed a resolution to approve a dividend payment of USD 3.5 million to the shareholders for the operation of LTC in 2002.

The proportion of LTC's assets, liabilities, revenue and profit are detailed in Note 30.

2) ITV Public Company Limited (ITV)

In February 2003, ITV invested an additional Baht 19 million in the registered share capital in Artware Media Company Limited, its subsidiary.

In September 2003, ITV increased its issued and paid up ordinary shares from Baht 5,750.00 million to Baht 6,000.00 million resulting from the exercise of 25 million warrants to 50 million shares (1 warrant : 2 ordinary shares) at Baht 5.00 each. Thus, the Company's investment in ITV was diluted from 55.53% to 53.22%. The gain on dilution amounting to Baht 42.76 million has been recognised as other income in the year ended 31 December 2003. (Note 22)

3) AD Venture Company Limited Group (ADV)

In April 2003, ADV, a 90.91% subsidiary of the Company, acquired an additional 12 million ordinary shares of Shineedotcom Company Limited (Shinee) for the total amount of Baht 75 million from NTT Communications (Thailand). Thus, the investment of ADV in Shinee increased from 59.99% to 99.99% of its issued and paid up capital. Goodwill from the acquisition of Baht 42.32 million was fully written off as an expense in the income statement for the year ended 31 December 2003.

8 Investments in subsidiaries, associates and joint ventures (continued)

In December 2003, ADV disposed of 2.7 million shares of investment in Shinee (being ….%) for the total amount of Baht 9.99 million to Mitsui Co., Ltd. ("Mitsui"). Also, Shinee issued new 9 million shares at par value of Baht 10, totalling Baht 90 million to Mitsui. As at 31 December 2003, the paid up capital of Shinee had increased from Baht 300 million to Baht 390 million and the company's interest in Shinnee was reduced from 99.99 % to 70.00 % of its issued and paid up capital. The gain on dilution amounting to Baht 52.01 million and loss on sale of investment amounting to Baht 1.41 million have been recognised in the income statement.

On 25 December 2002 and 9 January 2003, the shareholders of ArcCyber Company Limited, a joint venture of ADV and Triple A Commerce Company Limited, a subsidiary of ArcCyber Group, at the Extraordinary General Meeting confirmed their resolution to approve the decrease of authorised and issued ordinary share capital from 63 million shares of Baht 10 per each to Baht 5 per each and from 1.5 million shares of Baht 10 per each to 0.375 million shares of Baht 10 per each, respectively. Such amendments were registered with the Ministry of Commerce on 22 April 2003.

In May 2003, ArcCyber group, a joint venture of ADV, sold all of its equipment to Advanced Info Service Public Company Limited, an associate of the Company (Note 29 a). ArcCyber group plans to cease its operation.

4) Advanced Info Service Public Company Limited ("ADVANC")

At the Board of Directors' meeting of ADVANC, held on 14 November 2002, the Board approved a repurchase of its shares within the stipulated condition in an amount not exceeding 90 million shares or equivalent of 3.07% of the total ADVANC' s issued and paid-up shares. During 2003, ADVANC purchased 0.38 million shares (2002: 2.16 million shares) at an average price of Baht 33.07 per share (2002: Baht 32.67 per share).

The issued and paid up capital of ADVANC increased from Baht 2,935 million to Baht 2,938.52 million following the exercise of warrants by ADVANC's directors and employees of 3.52 million units. Consequently, the investment of the Company in ADVANC was diluted from 43.09% to 43.05%. The gain on dilution amounting to Baht 32.57 million has been recognised as other income. (Note 22).

5) Thai Air Asia Company Limited ("TAA")

In December 2003, the Company invested in share capital of TAA, a low cost airline business, its investment being 50% of the issued and paid up capital at a cost of Baht 201.23 million The investment in TAA is accounted for as a joint venture of the Company. Goodwill from the acquisition of Baht 2.53 million was fully written off as an expense in the income statement for the year ended 31 December 2003. At 31 December 2003, TAA has not commenced its operations.

6) Capital OK Company Limited ("OK")

In December 2003, the Company invested in share capital of OK, a consumer finance business, its investment being 60% of the issued and paid up capital at a cost of Baht 600 million. The investment in OK is accounted for as a joint venture of the Company. At 31 December 2003, OK has not commenced its operations.

9 Other investments

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
General investments				
Imperial Technology Management Services Public Company Limited	25.00	25.00	25.00	25.00
Spacecode LLC (Note 8 e1c)	-	18.90	-	-
Total other investments	25.00	43.90	25.00	25.00

10 Property and equipment, net

	Consolidated (Baht Million)						
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers & equipment	Rental equipment	Assets under construction	Total
As at 31 December 2002							
Cost	259.87	2,575.64	99.03	324.61	13.28	10,424.28	13,696.71
Less accumulated depreciation	(183.76)	(1,340.17)	(45.32)	(124.11)	(7.25)	-	(1,700.61)
Less provision for impairment	-	-	-	(90.68)	-	-	(90.68)
Net book value	76.11	1,235.47	53.71	109.82	6.03	10,424.28	11,905.42
Transactions during the year ended 31 December 2003							
Additions	132.15	197.64	41.10	123.26	-	5,180.47	5,674.62
Increase from acquisition of a subsidiary, net	-	39.53	0.07	130.36	-	-	169.96
Change status from associate to joint venture	24.61	369.80	10.35	-	-	69.17	473.93
Disposals, net	(0.01)	(75.36)	(1.92)	60.51	-	-	(16.78)
Transfers, net	11.26	1,094.11	0.49	2.29	0.06	(1,036.47)	71.74
Write-offs, net	(2.73)	(3.88)	(1.35)	(8.15)	-	(16.01)	(32.12)
Reclassification	-	1.92	-	-	(1.92)	-	-
Depreciation charge	(41.42)	(401.10)	(23.63)	(125.99)	(2.22)	-	(594.36)
Foreign currency translation adjustment	(1.77)	(52.71)	(1.03)	(0.86)	-	(152.71)	(209.08)
Closing net book value	198.20	2,405.42	77.79	291.24	1.95	14,468.73	17,443.33
As at 31 December 2003							
Cost	395.26	4,235.82	144.03	679.02	11.34	14,468.73	19,934.20
Less accumulated depreciation	(197.06)	(1,830.40)	(66.24)	(369.06)	(9.39)	-	(2,472.15)
Less provision for impairment	-	-	-	(18.72)	-	-	(18.72)
Net book value	198.20	2,405.42	77.79	291.24	1.95	14,468.73	17,443.33

10 Property and equipment, net (continued)

	Company (Baht Million)					
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers & equipment	Assets under construction	Total
As at 31 December 2002						
Cost	141.42	26.41	33.77	269.00	-	470.60
Less accumulated depreciation	(125.52)	(21.71)	(17.00)	(250.50)	-	(414.73)
Net book value	15.90	4.70	16.77	18.50	-	55.87
Transactions during the year ended 31 December 2003						
Additions	-	1.24	16.21	2.08	10.90	30.43
Disposals, net	-	(0.02)	-		-	(0.02)
Transfers, net	1.71	-	-		(1.71)	-
Write-offs, net	-	-	-	(1.01)	-	(1.01)
Depreciation charge	(9.85)	(1.74)	(7.08)	(5.45)	-	(24.12)
Closing net book value	7.76	4.18	25.90	14.12	9.19	61.15
As at 31 December 2003						
Cost	143.13	26.35	47.33	262.51	9.19	488.51
Less accumulated depreciation	(135.37)	(22.17)	(21.43)	(248.39)	-	(427.36)
Net book value	7.76	4.18	25.90	14.12	9.19	61.15

As at 31 December 2003, consolidated property and equipment included a subsidiary's property and equipment under concession agreements of approximately Baht 2,170 million (2002: Baht 1,992 million). According to the concession agreement, the subsidiary must transfer its ownership of this related property and equipment to the Government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

Furthermore, consolidated property and equipment at 31 December 2003 included a subsidiary's project in progress of Baht 13,337 million (2002 : Baht 8,782 million) relating to the iPSTAR project. The iPSTAR project will be fully operational with the launch of iPSTAR -1 in 2004. According to the concession agreement made with the Ministry of Information, Communication and Technology, the subsidiary must transfer its ownership in iPSTAR Satellite to the Ministry on the date of the completion of construction and installation.

Assets under construction are transferred to property and equipment under concession agreements on acceptance by the concessionaires and the transfer of legal title.

Borrowing costs of Baht 576 million (2002 : Baht 356 million), arising from the financing specifically entered into for assets under construction, were capitalised during the year.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

11 Property and equipment under concession agreements

	Consolidated (Baht Million)		
	Satellite equipment	Radio & television broadcast equipment	Total
As at 31 December 2002			
Cost	10,582.03	3,390.63	13,972.66
Less accumulated amortisation	(5,227.63)	(980.32)	(6,207.95)
Net book value	5,354.40	2,410.31	7,764.71
Transactions during the year ended 31 December 2003			
Additions	0.09	122.93	123.02
Increase from acquisition of a subsidiary, net	46.59	-	46.59
Transfers, net	0.15	(0.59)	(0.44)
Write-offs, net	-	(2.70)	(2.70)
Reclassification (Note 13)	123.25	-	123.25
Amortisation	(755.97)	(222.69)	(978.66)
Closing net book value	4,768.51	2,307.26	7,075.77
As at 31 December 2003			
Cost	10,915.86	3,492.96	14,408.82
Less accumulated amortisation	(6,147.35)	(1,185.70)	(7,333.05)
Net book value	4,768.51	2,307.26	7,075.77

In the first quarter of 2003, Thaicom 3 (included in satellite equipment) suffered damage in relation to a power supply system failure which resulting in losses of certain transponder capacity. In the last quarter of 2003, the insurers agreed to pay compensation of USD 33 million for the loss of transponder capacity. The Ministry of Information Communication and Technology ("MICT"), the legal owner of the Thaicom 3 and SATTEL, a joint beneficiary, have agreed to deposit the insurance proceeds from the insurers in an "Escrow Account" with restricted terms of release such that SATTEL will be eligible to use the proceeds only for reimbursement of expenditure relating to transponders and the construction of a new satellite to supplement losses on the transponder capacity of Thaicom 3. The Escrow Agreement is in the process of preparation by SATTEL and MICT.

Included in satellite equipment are C - band and KU - band transponders which are rented to third parties under operating leases. It is not considered practical to allocate the net book value of this concession equipment over the transponders subject to lease.

As at 31 December 2003, the Group has the following future minimum lease receivables under non-cancellable operating leases in respect of its satellite equipment:

	Consolidated Baht Million
Less than 1 year	2,193.92
More than 1 year and less than 5 years	5,410.90
More than 5 years	785.61
	8,390.43

12 Goodwill

	Consolidated Baht Million
As at 31 December 2002	
Cost	1,863.09
Less accumulated amortisation	(203.36)
Net book value	1,659.73
Transactions during the year ended 31 December 2003	
Increase from acquisition of a subsidiary, net	107.93
Decreased from dilution of interest in subsidiary	(60.02)
Write-off, net	(44.31)
Amortisation	(106.69)
Closing net book value	1,556.64
As at 31 December 2003	
Cost	1,863.77
Less accumulated amortisation	(307.13)
Net book value	1,556.64

13 Intangible assets

	Consolidated Baht Million	Company Baht Million
As at 31 December 2002		
Cost	884.48	60.36
Less accumulated amortisation	(545.40)	(19.75)
Net book value	339.08	40.61
Transactions during the year ended 31 December 2003		
Additions	67.30	-
Increase from acquisition of a subsidiary, net	168.42	-
Change status from associate to joint venture	50.04	-
Transfer, net	(31.23)	-
Reclassification (Note 11)	(123.25)	-
Amortisation	(88.59)	(9.91)
Foreign currency translation adjustment	(4.49)	-
Closing net book value	377.28	30.70
As at 31 December 2003		
Cost	939.41	60.36
Less accumulated amortisation	(562.13)	(29.66)
Net book value	377.28	30.70

14 Trade accounts and notes payable

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Trade accounts and notes payable				
- Third parties	994.91	945.74	0.31	3.20
- Related parties (Note 29)	29.55	18.95	1.31	1.77
Total trade accounts and notes payable	1,024.46	964.69	1.62	4.97

15 Borrowings

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Current				
Bank overdrafts and short-term loans from financial institutions	1,197.00	2,631.60	-	-
Short-term loan from other company	6.10	-	-	-
Current portion of long-term borrowings	1,871.30	649.93	226.76	10.70
Finance lease liabilities	3.82	2.94	0.82	0.76
	3,078.22	3,284.47	227.58	11.46
Non-current				
Long-term borrowings	12,609.27	8,530.10	-	216.14
Long-term debentures	2,672.60	2,967.03	2,672.60	2,967.03
Finance lease liabilities	31.85	12.62	2.28	3.10
	15,313.72	11,509.75	2,674.88	3,186.27
Total borrowings	18,391.94	14,794.22	2,902.46	3,197.73

In May 2002, the Company issued and offered 3,000,000 units of debentures at Baht 1,000 each. The debentures were unsubordinated and unsecured with a maturity period of 5 years from the issue date. The effective interest rate of the coupon is 5.40% per annum or Baht 305.28 per unit and will be paid once only at the maturity date. The Company has the option to redeem the debentures at the end of the third year from the issue date. The debentures are presented net of transaction costs.

In the fourth quarter of 2003, the Company bought back certain debentures of Baht 301.90 million (exclued premium). As a result, the debenture decreased to Baht 2,672.60 million, net of discount.

Regarding the aforementioned debentures, the Company must comply with the conditions in the debenture agreement concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and maintaining interest in certain subsidiaries and associates.

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, a subsidiary entered into a USD 389.3 million credit agreement with comprises of three agreements as follows:

a) Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States. The loan is repayable within 9.5 years.
b) Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d' Assurance pour le Commerce Exterieur). The loan is repayable within 9.5 years.
c) Loan credit agreement from another group of commercial banks for USD 125 million. The loan is repayable within 6 years. This has no guarantors.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-bank Offer Rate ("LIBOR") for a period of six months and are fixed rates. The subsidiary pays a commitment fee on the unused portion of the facilities. In addition, regarding the aforementioned credit agreements, the subsidiary must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and investment. The principal begins to be repayable in 2004, with repayment on a semi-annual basis.

SHIN CORPORATION

15 Borrowings (continued)

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the year ended 31 December 2003		
Opening balance	14,794.22	3,197.73
Additions, net	12,657.34	-
Increase from acquisition of a subsidiary, net	172.10	-
Repayments	(8,327.44)	(313.69)
Amortisation of discount/deferred debt issuance costs	49.76	18.42
Foreign currency translation adjustment	(954.04)	-
Closing balance	18,391.94	2,902.46

The interest rate exposure of the borrowings of the Group and the Company, before taking into account interest rate swaps, was as follows:

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Total borrowings:				
- at fixed rates	7,070.47	6,213.98	2,902.46	3,197.73
- at floating rates	11,321.47	8,580.24	-	-
	18,391.94	14,794.22	2,902.46	3,197.73
Weighted average interest rates:				
- bank overdraft and short-term loans from financial institutions	2.17%	2.57%	-	-
- short-term loan from other company	1.00%	-	-	-
- long-term borrowings	2.77%	3.25%	5.20%	5.20%
- long-term debentures	5.40%	5.40%	5.40%	5.40%
- finance lease liabilities	7.09%	8.14%	8.36%	7.40%

Maturity of non-current borrowings as at 31 December 2003 is as follows:

	Consolidated		Company	
	Borrowings Baht Million	Finance lease liabilities Baht Million	Borrowings Baht Million	Finance lease liabilities Baht Million
2005	2,014.90	15.20	-	0.88
2006	1,975.10	11.67	-	0.98
2007	4,496.52	3.86	2,672.60	0.42
2008 and after	6,795.35	1.12	-	-
	15,281.87	31.85	2,672.60	2.28

Borrowing facilities

The Group and the Company have the following undrawn committed borrowing facilities:

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Floating rate				
- expiry within one year	-	500.00	-	500.00
- expiry beyond one year	4,697.01	7,473.61	-	-
Fixed rate				
- expiry within one year	-	853.50	-	-
- expiry beyond one year	711.31	3,438.96	-	-

16 Provisions for liabilities and charges

	Consolidated and Company Baht Million
Provision for loan guarantees:	
For the year ended 31 December 2003	
Opening net book value	1,725.96
Exchange rate adjustment	(47.28)
Repayment	(129.99)
Reversed to other income (Note 22)	(1,548.69)
Closing net book value	-

The provision for loan guarantees relates to a guarantee issued in respect of a former subsidiary to a certain third party. In 1999, the Company sold the shares in that subsidiary to third parties; however, the Company was not released from its obligation under a corporate guarantee it had issued.

In the second quarter of 2003, the Company, the former subsidiary and the third party negotiated and agreed to settle the liability of the former subsidiary and the obligations under the loan guarantee of the Company by paying a certain amount to the third party in order to immediately discharge and release any and all claims. In July 2003, the Company, under the current corporate guarantee, paid an amount of USD 3.1 million (or Baht 129.99 million) on behalf of the former subsidiary. The Company reversed the remaining provision for loan guarantee amounting to Baht 1,548.69 million, to other income. As a result of the aforementioned settlement agreement, the Company no longer has any obligations under the corporate guarantee.

17 Other current liabilities

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Accrued expenses	436.23	581.11	44.05	52.88
Deferred income and advance receipts	213.61	84.93	-	-
Accounts payable -other	258.46	561.88	19.41	7.84
Tax payable	209.59	95.29	5.50	10.41
Others	193.94	405.75	54.44	54.33
Total other current liabilities	1,311.83	1,728.96	123.40	125.46

18 Forward and swap contracts payable, net

	Consolidated	
	2003 Baht Million	2002 Baht Million
Contracts receivable	8,991.06	6,727.08
Contracts payable	(9,632.07)	(6,752.64)
Total forward and swap contracts payable , net	(641.01)	(25.56)
Less current portion of forward and swap contracts payable, net	(604.49)	-
Non-current portion	(36.52)	(25.56)

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY

19 Share capital, premium and warrants

Share capital and premium

Movement of share capital is as follows:-

	For the year ended 31 December 2003				
	Authorised	Issued and fully paid up shares			
	number of shares Million shares	Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
Opening balance	5,000.00	2,937.00	2,937.00	4,837.50	7,774.50
Issue of shares	-	2.05	2.05	34.40	36.45
Closing balance	5,000.00	2,939.05	2,939.05	4,871.90	7,810.95

During the year 2003, the Company registered issued and paid-up share capital in respect of 2,047,500 units of warrants issued to directors and employees (ESOP) which were exercised to be 2,047,500 ordinary shares at Baht 17.80 (1 warrant: 1 ordinary share). Consequently, the issued and paid-up share capital increased from Baht 2,937.00 million to Baht 2,939.05 million and share premium increased from Baht 4,837.50 million to Baht 4,871.90 million.

Warrants

Movement of warrants is as follows:

	For the year ended 31 December 2003 ('000 units)							
	ESOP - Grant I			ESOP - Grant II			Shin-W1	Total
	Director	Employee	Total	Director	Employee	Total		
Opening balance	18,593.30	10,406.70	29,000.00	-	-	-	200,000.00	229,000.00
Granted	-	-	-	11,528.20	6,555.50	18,083.70	-	18,083.70
Exercised	(5,030.50)	(2,578.80)	(7,609.30)	-	-	-	-	(7,609.30)
Closing balance	13,562.80	7,827.90	21,390.70	11,528.20	6,555.50	18,083.70	200,000.00	239,474.40

The exercised units in the above table includes additional warrants of 5.56 million units which were exercised by the end of December 2003. The Company registered the additional share capital in respect of this exercise after the balance sheet date (Note 36).

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered two grants of warrants to directors and employees which are in registered form and non-transferrable. The terms of the warrants do not exceed 5 years and there is no offer price. The exercise ratio is 1 unit of warrant to 1 ordinary share as detailed below:

	Issued date	Issued units (Million)	Percentage*	Exercise price (Baht/unit)	Exercise period Start	Exercise period End
ESOP – Grant I	26 March 2002	29.00	0.99	17.80	27 March 2003	26 March 2007
ESOP – Grant II	30 May 2003	18.08	0.61	13.67	31 May 2004	30 April 2008

* Percentage of the Company's total paid-up share capital (before dilution).

19 Share capital, premium and warrants (continued)

b) Warrants issued and offered to the public (Shin-W1)

In May 2002, the Company issued and offered 200 million units of warrants of Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered names and transferable with a maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date was 30 August 2002 and the last date is 21 May 2007. The warrants are presented net of transaction costs.

20 Legal reserve

The legal reserve of the Company was established in accordance with the provisions of the Public Company Limited Act B.E. 2535, which requires the appropriation as legal reserve of at least 5% of net income for the year until the reserve reaches 10% of the authorised share capital. This reserve is not available for dividend distribution.

21 Minority interests

	Consolidated	
	2003 Baht Million	2002 Baht Million
Opening balance	4,367.28	3,157.25
Purchase of investment in subsidiaries	18.28	(37.24)
Disposal of investment in subsidiaries	261.08	42.87
Increased share capital by subsidiaries	185.23	891.47
Share of net result of subsidiaries	272.92	353.25
Foreign currency translation adjustment	(91.57)	(0.27)
Dividend payment	-	(40.05)
Closing balance	5,013.22	4,367.28

22 Other income

Other income for the year ended 31 December 2003 and 2002 comprised:

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Gain on sales of investments	-	20.05	-	20.05
Gain on share transfer of a subsidiary	88.10	-	-	-
Gain on deemed disposal of interest on dilution of investment in subsidiaries and associate (Note 8)	133.73	283.28	75.33	283.28
Interest income	43.93	48.62	45.76	40.13
Other income from transfer of accounts receivable	-	190.56	-	-
Gain on unwinding option	145.16	-	-	-
Reversal of provision for liabilities and charges (Note 16)	1,548.69	-	1,548.69	-
Others	261.54	165.31	43.86	15.12
Total other income	2,221.15	707.82	1,713.64	358.58

23 Directors' remuneration

In the year ended 31 December 2003, the remuneration of directors amounted to Baht 13.89 million (2002: Baht 10.62 million). Directors' remuneration represents salary, provident fund, meeting fees and gratuities as approved by the shareholders of the Group and the Company in their Ordinary General Meeting of Shareholders.

24 Provident fund

The Group has established a contributory registered provident fund, in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plan was approved by the Ministry of Finance on 23 July 1990 and the provident fund's name was amended on 21 January 1993.

Under the plan, the employees must contribute 3-7% of their basic salary. The Company's contribution is based on the service years of staff. The Company has appointed a fund manager to manage the fund in accordance with the terms and conditions prescribed in Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530.

25 Earnings per share

Basic earnings per share are calculated by dividing the net income for the year attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

The basic earnings per share and the diluted earnings per share are as follows:

	For the year ended 31 December (Consolidated and Company)					
	Net profit ('000 Baht)		Weighted number of shares ('000 Shares)		Earnings per share (Baht)	
	2003	2002	2003	2002	2003	2002
Basic earnings per share	9,722,849	5,281,433	2,937,489	2,937,000	3.31	1.80
The effect of dilutive potential shares	-	-	6,110	-	(0.01)	-
Diluted earnings per share	9,722,849	5,281,433	2,943,599	2,937,000	3.30	1.80

26 Operating income

The following have been charged in arriving at operating income:

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Depreciation and amortisation	1,813.17	1,596.57	34.03	34.16
Impairment charge/ (Reversal of impairment charge)	(74.65)	90.68	-	-
Staff costs	1,303.49	967.26	151.18	138.98

As at 31 December 2003 the Group employed 4,316 employees (2002: 2,488 employees) on a consolidated basis and 112 employees (2002: 105 employees) at the Company level.

27 Segment information

Financial information by business segment is as follows:

	Consolidated - for the year ended 31 December 2003 (Baht Million)									
	Satellite business	Wireless telecommu -nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	3,353.92	1,339.47	1,351.06	151.89	4,163.26	-	-	308.94	(289.63)	10,378.91
Share of net result from associates	-	7,969.88	0.55	-	-	-	-	-	-	7,970.43
Total revenues	3,353.92	9,309.35	1,351.61	151.89	4,163.26	-	-	308.94	(289.63)	18,349.34
Cost of services and sales	(2,160.27)	(635.41)	(889.77)	(109.36)	(3,939.63)	-	-	(116.53)	94.65	(7,756.32)
Segment result	1,193.65	8,673.94	461.84	42.53	223.63	-	-	192.41	(194.98)	10,593.02
Selling and administrative expenses	(673.07)	(258.14)	(361.07)	(18.24)	(724.56)	(3.05)	(0.32)	(217.86)	205.80	(2,050.51)
Operating profit (loss)	520.58	8,415.80	100.77	24.29	(500.93)	(3.05)	(0.32)	(25.45)	10.82	8,542.51
Other income, net										2,177.22
Finance cost										
Interest income										43.93
Interest expenses										(385.26)
Income before tax										10,378.40
Income tax										(382.63)
Income before minority interests										9,995.77
Minority interests										(272.92)
Net income										9,722.85
Other information										
Segment assets	19,754.40	3,000.98	2,555.48	158.16	4,226.35	198.05	599.89	3,471.62	(29.07)	33,935.86
Investment in equity method	-	26,218.09	5.03	-	-	-	-	-	-	26,223.13
Consolidated total assets	19,754.40	29,219.07	2,560.51	158.16	4,226.35	198.05	599.89	3,471.62	(29.07)	60,158.98
Segment liabilities	1,293.16	623.52	412.85	118.40	1,295.00	2.00	0.17	347.27	(28.97)	4,063.40
Borrowings	-	-	-	-	-	-	-	-	-	18,391.94
Consolidated total liabilities	1,293.16	623.52	412.85	118.40	1,295.00	2.00	0.17	347.27	(28.97)	22,455.34
Depreciation	222.90	160.27	126.35	16.14	44.55	0.04	-	24.11	-	594.36
Amortisation	748.57	7.61	54.67	25.10	330.28	0.01	-	7.72	-	1,173.96
Depreciation & amortisation	971.47	167.88	181.02	41.24	374.83	0.05	-	31.83	-	1,768.32

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

27 Segment information (continued)

Consolidated - For the year ended 31 December 2002 (Baht Million)

	Satellite business	Wireless telecommunications	Internet business	Information technology	Advertising & media	Corporate and others	Consolidation eliminations	Group
Revenues	3,857.22	673.10	540.25	161.23	3,663.21	331.17	(182.14)	9,044.04
Share of net result from associates	-	5,124.32	0.02	-	-	-	-	5,124.34
Total revenues	3,857.22	5,797.42	540.27	161.23	3,663.21	331.17	(182.14)	14,168.38
Cost of services and sales	(2,129.02)	(334.92)	(505.23)	(139.57)	(3,604.85)	(103.92)	22.94	(6,794.57)
Segment result	1,728.20	5,462.50	35.04	21.66	58.36	227.25	(159.20)	7,373.81
Selling and administrative expenses	(704.66)	(171.40)	(191.18)	(26.10)	(721.13)	(172.55)	159.87	(1,827.15)
Operating profit (loss)	1,023.54	5,291.10	(156.14)	(4.44)	(662.77)	54.70	0.67	5,546.66
Other income, net								659.20
Finance cost								
Interest income								48.62
Interest expenses								(504.50)
Income before tax								5,749.98
Income tax								(115.31)
Income before minority interests								5,634.67
Minority interests								(353.24)
Net income								5,281.43
Other information								
Segment assets	17,006.40	2,203.02	567.24	375.42	4,230.64	5,155.12	(1,770.74)	27,767.10
Investment in equity method	-	23,479.62	2.22	-	-	-	-	23,481.84
Consolidated total assets	17,006.40	25,682.64	569.46	375.42	4,230.64	5,155.12	(1,770.74)	51,248.94
Segment liabilities	1,536.89	570.57	134.92	154.21	1,188.49	3,439.66	(1,627.89)	5,396.85
Borrowings	-	-	-	-	-	-	-	14,794.22
Consolidated total liabilities	1,536.89	570.57	134.92	154.21	1,188.49	3,439.66	(1,627.89)	20,191.07
Depreciation	213.74	68.20	66.36	13.91	32.41	25.48	-	420.10
Amortisation	726.54	-	71.16	38.28	334.01	6.48	-	1,176.47
Depreciation & amortisation	940.28	68.20	137.52	52.19	366.42	31.96	-	1,596.57

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

27 Segment information (continued)

The Group is organised into the following main business segments:

Satellite business	Transponder rental and related services including the provision of earth station services, uplink and downlink services
Wireless telecommunications	Provision of mobile telecommunication trading and rental of mobile and telecommunications equipment and accessories in Cambodia and Thailand
Internet business	Internet investments and Internet Services Provider (ISP) in Thailand
Information technology	Providing computer service and implementation
Advertising, media and radio and television broadcasting	Airtime rental, publication of white and yellow page telephone directories and the provision of advertising services to the Group and third parties
Airline	Providing a low fare airline service
Consumer finance	Carrying on consumer finance business and other related consumer finance loans
Corporate and other activities	Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms practicable

28 Net cash flows from operating activities

Reconciliation of net income to cash flows from operating activities for the years ended 31 December 2003 and 2002 is as follows:

		Consolidated		Company	
	Notes	2003 Baht	2002 Baht	2003 Baht	2002 Baht
Cash flows from operating activities					
Net income for the year		9,722,849,006	5,281,432,651	9,722,849,006	5,281,432,651
Adjustment for :					
Depreciation charges	10	594,368,247	420,103,774	24,112,933	25,479,722
Amortisation charges	11 - 13	1,173,951,471	1,176,471,238	9,915,279	8,682,836
(Gain) loss on sales of investments	22	1,411,967	(20,053,527)	-	(20,053,526)
Gain on share transfer of a subsidiary	22	(88,104,450)	-	-	-
Share of net result of investments in subsidiaries, joint venture and associates	8	(7,970,429,276)	(5,124,338,172)	(8,224,824,010)	(5,080,678,509)
Gain on deemed disposal of interest on dilution of investments in subsidiaries, joint venture and associates	22	(133,732,179)	(283,279,067)	(75,329,091)	(283,279,066)
Reversal of provision for liabilities and charges	16	(1,548,693,542)	-	(1,548,693,542)	-
Unrealised (gain) loss on exchange rate		(435,362,489)	24,201,442	(108,098)	(11,776,409)
Realised (gain) loss on exchange rate		68,232,062	(149,387,380)	(42,020,907)	(127 634)
Allowance for doubtful accounts		39,572,636	87,831,717	-	-
Impairment of equipment		-	90,681,965	-	-
Share of net result of subsidiaries to minority interests	21	272,924,219	353,243,058	-	-
Other		176,118,566	(147,184,503)	28,026,235	42,009,108
Changes in operating assets and liabilities					
- trade accounts and notes receivable		40,925,357	62,075,133	219,139,595	522,437,422
- inventories		(230,346,669)	(308,414,521)	-	10,961,924
- other current assets		179,916,191	(180,200,470)	(10,933,076)	45,471,865
- other assets		(130,068,586)	(20,313,220)	85,450	651,872
- trade accounts and notes payable		28,634,163	(64,828,243)	(14,570,240)	(471,620,814)
- accrued concession		57,077,782	68,066,282	-	-
- other current liabilities		(79,715,861)	(103,222,206)	(131,498,571)	(97,901,569)
- accrued long-term interest		144,069,027	98,464,500	144,069,026	98,464,500
- other liabilities		(65,218,805)	(145,408,328)	1,012,982	(7,242,728)
Net cash flows from operating activities		1,818,378,837	1,115,942,123	101,232,971	62,911,645

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

29 Related party transactions

The principal shareholder of the Company is the Shinawatra family. Transactions related to companies of which Shinawatra family members are principal shareholders or directors are recognised as related party transactions with the Company.

During the year, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees which are included in consulting and management service fees are charged on a percentage of transaction amounts. Transactions of work in progress between a subsidiary and related parties were carried out based on hourly rates plus a reimbursement of actual expenses.

The Group had transactions with related parties for the years ended 31 December 2003 and 2002 as follows:

a) Sales of goods and services

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	76.34	80.19
Interest income	-	-	14.08	10.60
Dividend income	-	-	154.94	124.95
	-	-	245.36	215.74
Associates				
Consulting and management services	230.08	249.21	229.89	249.10
Computer service income	95.96	94.36	-	-
Advertising income (Gross 2003 : Baht 2,002.09 million 2002 : Baht 2,083.77 million)	708.95	805.85	-	-
Rental income	90.86	91.92	-	-
Sale of equipment	19.47	-	-	-
Dividend income	4,486.17	505.48	4,486.17	505.48
	5,631.49	1,746.82	4,716.06	754.58
Joint ventures				
Consulting and management services	1.45	0.68	2.35	1.16
Computer services income	2.56	3.08	-	-
Advertising income (Gross 2003 : Baht 0.35 million 2002 : Baht 1.49 million)	0.09	1.49	-	-
Rental income	11.45	-	-	-
	15.55	5.25	2.35	1.16
Related parties				
Consulting and management services	0.36	-	0.36	-
Computer services income	6.65	5.23	-	-
Rental and advertising income	3.73	1.29	-	0.10
	10.74	6.52	0.36	0.10

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

29 Related party transactions (continued)

b) Purchase of goods and services

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	10.05	6.50
Advertising expenses and others	-	-	37.03	13.54
Purchase of investment	-	-	1,544.40	-
	-	-	1,591.48	20.04
Associates				
Rental and other expenses	130.34	111.96	1.07	0.77
Joint ventures				
Advertising expenses	1.22	0.30	-	1.10
Related parties				
Rental and other expenses	142.05	85.29	24.36	25.22
Payment for work in progress	54.88	239.31	-	-
Purchase of assets	5.04	-	-	-
	201.97	324.60	24.36	25.22
Major shareholders				
Dividend paid	1,859.67	-	1,859.67	-
Directors				
Dividend paid	0.38	-	0.38	-

29 Related party transactions (continued)

c) Outstanding balance arising from sales/purchases of goods and services as at 31 December

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Trade accounts receivable - related parties				
Subsidiaries	-	-	13.94	4.19
Associates	573.82	243.64	-	-
Joint ventures	1.28	0.45	-	-
Related parties	0.15	2.21	-	-
Total trade accounts receivable - related parties	575.25	246.30	13.94	4.19
Accrued income - related parties				
Subsidiaries	-	-	0.94	16.93
Associates	16.39	193.26	4.36	3.95
Joint ventures	0.10	0.06	0.07	0.10
Related parties	0.05	-	-	-
Total accrued income - related parties	16.54	193.32	5.37	20.98
Trade accounts payable - related parties				
Subsidiaries	-	-	0.51	1.05
Associates	22.37	14.42	0.05	0.05
Joint venture	-	0.05	-	-
Related parties	7.18	4.48	0.75	0.67
Total trade accounts payable - related parties	29.55	18.95	1.31	1.77

29 Related party transactions (continued)

d) Amounts due from, advances and loans made to related parties as at 31 December

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	0.25	779.36
Associates	0.90	48.69	0.69	0.20
Joint ventures	0.07	0.01	0.12	0.01
Related parties	5.11	9.24	0.15	0.06
Total amounts due from and advances to related parties	6.08	57.94	1.21	779.63
Loans to related parties				
Current portion - subsidiary	-	-	-	71.46
Total loans to related parties	-	-	-	71.46
Total amounts due from, advances and loans to related parties	6.08	57.94	1.21	851.09
Long-term loans to related parties				
Subsidiary	-	-	-	71.45

Movement of loans to related party is as follows:

	Company Baht Million
For the year ended 31 December 2003	
Opening balance	142.91
Repayment	(142.91)
Closing balance	-

e) Amounts due to and loans made from related parties as at 31 December

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Amounts due to and loans from related parties				
Subsidiaries	-	-	3.16	0.61
Associates	1.53	1.47	-	-
Joint venture	-	0.90	-	-
Related parties	0.76	1.26	-	-
Total amounts due to and loan from related parties	2.29	3.63	3.16	0.61

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

29 Related party transactions (continued)

f) Other assets as at 31 December

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Customer deposits				
Associates	3.76	4.09	-	-
Related parties	22.41	14.35	5.84	6.83
Total other assets	26.17	18.44	5.84	6.83

g) Warrants granted to directors (Note 19)

h) Special reward program

Certain subsidiaries, associates and joint ventures have granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the grant date but do not exceed 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of such subsidiaries, associates and joint venture between the date the rights were granted and the date the rights were exercised. However, the reward may not exceed each person's budget. The first grant of the Special Reward Program to directors of the Company was 3.3 million units.

In the second quarter of 2003, the Company' s directors exercised their rights to 1.1 million units. Additionally, certain subsidiaries, associates and joint ventures granted a second Special Reward Program of 0.5 million units. As at 31 December 2003, the outstanding rights of the Company's directors are 2.7 million units.

i) Comfort Letters

As at 31 December 2003 the Company and its subsidiaries have issued letters of comfort to banks to support credits obtained by subsidiaries and joint ventures in the amount of Baht 220.94 million (2002: Baht 219.72 million and USD 23.65 million). Under the term of commitments, the Company and subsidiaries must hold their interests in their subsidiaries and joint ventures and cannot pledge any of their shares until the loans are fully repaid.

j) Other agreements with related parties

Significant commitments with related parties are as follows:

1. As at 31 December 2003, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of Baht 806.60 million (2002: Baht 827.71 million).

2. Certain subsidiaries, associates and joint ventures have entered into agreements with the Company, under which the Company is committed to providing consulting and management services and other central services for a period of 1 year with an option to renew. The subsidiaries, associates and joint ventures are committed to paying the Company for services in respect of the agreements of approximately Baht 21.31 million per month (2002: Baht 20.66 million per month).

30 *Interest in joint ventures*

Teleinfo Media Company Limited

Teleinfo Media Company Limited is a joint venture between the Company, TOT Corporation Public Company Limited ("TOT") and Singtel Yellow Pages Pte Limited ("SYP"). As at 31 December 2003, the interests in the joint venture of the Company, TOT and SYP are 38.25%, 36.75% and 25.00%, respectively.

ArcCyber Company Limited

ArcCyber Company Limited ("ARC") is a joint venture between AD Venture Company Limited ("ADV"), a 90.91% subsidiary, and NTT Communications (Thailand) ("NTT Thailand"), a subsidiary of NTT Communications Corporation, and Saha Pathana Inter-Holding Public Company Limited. As at 31 December 2003, the interests in the joint venture of ADV, NTT Thailand and Saha Pathana Inter-Holding Public Company Limited are 47.50%, 47.50% and 5.00%, respectively. However, ARC plans to cease its operation (Note 8).

Lao Telecommunications Company Limited

Lao Telecommunications Company Limited ("LTC") is a joint venture between SATTEL and The Government of Lao People's Democratic Republic ("Lao PDR"). As at 31 December 2003, the interests in the joint venture of SATTEL and Lao PDR are 49.00% and 51.00%, respectively.

Thai Air Asia Company Limited

Thai Air Asia Company Limited is a joint venture between the Company and AA International Limited ("AAI"). As at 31 December 2003, the interests in the joint venture of the Company and AAI are 50.00% and 49.00%, respectively.

Capital OK Company Limited

Capital OK Company Limited is a joint venture between the Company and DBS Bank Limited of Singapore ("DBS"). As at 31 December 2003, the interests in the joint venture of the Company and DBS are 60.00% and 40.00%, respectively.

SHIN CORPORATION PUBLIC COMPANY LIMITED

Interest in joint ventures (continued)

The following amounts represent the Group's share of the assets, liabilities, revenues and operating results in its consolidated financial statements for the years ended 31 December:

	Teleinfo Media Company Limited		ArcCyber Company Limited		Lao telecommunications Company Limited		Thai Air Asia Company Limited		Capital OK Company Limited	
	2003 Baht Milllion	2002 Baht Milllion	2003 Baht Milllion	2002 Baht Milllion	2003 Baht Milllion	2002 Baht Milllion	2003 Baht Milllion	2002 Baht Milllion	2003 Baht Milllion	2002 Baht Milllion
alance sheets										
urrent assets	102.89	111.28	171.90	88.36	267.58	-	195.05	-	599.89	-
lon-current assets	93.59	114.14	20.49	18.02	778.53	-	3.00	-	-	-
urrent liabilities	(41.43)	(118.91)	1.92	(8.50)	(84.54)	-	(2.00)	-	(0.18)	-
lon-current liabilities	(0.31)	(0.59)	-	-	(0.88)	-	-	-	-	-
let assets (liabilities)	154.74	105.92	194.31	97.88	960.69	-	196.05	-	599.71	-
ncome statements										
ross revenues	296.68	270.71	5.46	23.03	539.17	-	-	-	-	-
let gain (loss) for the year	48.82	(86.62)	(6.97)	(137.30)	249.87	-	(4.57)	-	(0.29)	-
roportionate interest in joint ventures	38.25%	38.25%	47.50%	47.50%	49.00%	-	50.00%	-	60.00%	-

SHIN CORPORATION

31 Financial instruments

The principal financial risks faced by the Group are interest rate risk and exchange rate risk. The Group borrows at fixed and floating rates of interest to finance its operations. Sales, purchases and a portion of borrowings are transacted in foreign currencies. In order to manage the risks arising from fluctuations in exchange rates and interest rates, the Group and the Company make use of derivative financial instruments.

The objectives in using financial instruments are to reduce uncertainty over future cash flows arising from movements in interest and exchange rates, and to manage the liquidity of cash resources. The following strategies are employed to achieve these objectives. Interest rate exposures are managed through interest rate swaps taken out with commercial banks and foreign exchange forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments. Decisions on the level of risk undertaken are confined to the Corporate's policy, which has established limits by transaction type and by counterparty.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval by the management before execution.

Management of currency and interest rate exposures is the responsibility of the Treasury Department. Monthly management reports contain details of cost and market value for all derivative financial instruments. An analysis of exposures against the limits established by the management is also provided. These limits principally cover the maximum permitted exposure in respect of:

- Foreign exchange transactions
- Floating rate borrowings

Foreign currency risk

As at 31 December 2003 and 2002, the Group had outstanding foreign currency assets and liabilities after cross-currency interest rate swaps and forward foreign exchange contracts as follows:

	Consolidated			
	2003		2002	
	Currency Million	Baht Million	Currency Million	Baht Million
Assets				
US Dollars	33.13	1,309.76	30.91	1,332.23
Australian Dollars	0.48	14.01	0.36	8.69
Pounds Sterling	0.13	9.05	0.03	2.06
Euro	0.78	38.54	-	-
Hong Kong Dollars	0.02	0.12	-	-
		1,371.48		1,342.98
Liabilities				
US Dollars	62.59	2,487.39	77.91	3,373.82
Australian Dollars	0.16	4.68	-	-
Singapore Dollars	-	-	0.01	0.28
Hong Kong Dollars	0.20	1.05	-	-
Euro	0.18	8.82	-	-
Norway Krone	4.40	26.19	-	-
		2,528.13		3,374.10

31 Financial instruments (continued)

	Company only			
	2003		2002	
	Currency Million	Baht Million	Currency Million	Baht Million
Assets				
US Dollars	-	-	10.41	448.48
Liabilities				
US Dollars	0.03	1.22	39.92	1,728.62

Foreign currency assets represent US dollar deposits with foreign and local banks for the future payment of foreign currency liabilities, trade accounts and note receivables and accrued income. Foreign currency liabilities represent trade accounts payable, other payables, long-term loans and provision for liabilities and charges.

Foreign currency forward contracts

The Group's outstanding foreign currency forward contracts (Company: nil) as at 31 December 2003 and 2002 were as follows:

	Consolidated			
	2003		2002	
	Currency Million	Baht Million	Currency Million	Baht Million
USD	227.40	8,991.05	156.10	6,727.08
Total		8,991.05		6,727.08

Fair values

The carrying amount of cash and cash equivalents, receivables, accounts payables and short-term borrowings approximates the fair value due to the short maturities of these instruments. The value of non-current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings, as follows:

	Consolidated			
	2003		2002	
	Carrying amount Baht Million	Fair value Baht Million	Carrying amount Baht Million	Fair value Baht Million
Long-term debt (excluding finance lease liabilities)	15,300.65	16,880.30	11,497.13	12,131.38

	Company			
	2003		2002	
	Carrying amount Baht Million	Fair value Baht Million	Carrying amount Baht Million	Fair value Baht Million
Long-term debt (excluding finance lease liabilities)	2,672.60	2,854.35	3,183.17	3,472.73

31 Financial instruments (continued)

The fair values of foreign exchange forward contracts and foreign currency options have been calculated based on quoted market rates from banks. A comparison of the carrying value and fair value of these instruments is as follows:

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Favourable (unfavourable) foreign exchange forward contracts	(606.01)	49.27	-	-
Favourable (unfavourable) foreign currency options	604.24	(51.27)	-	-

The Group enters into foreign currency forward contracts and foreign currency options. In general, the Group's policy is to enter into such contracts for 2-3 years. As at 31 December 2003, the fixed exchange rates of foreign currency forward contract and foreign currency options varied from 39.70 to 43.38 Baht per US Dollar (2002: the fixed exchange rates of foreign currency forward contract and foreign currency options varied from 43.17 to 43.38 Baht per US Dollar).

32 Contingencies and commitments

a) Concession commitments

Certain subsidiaries and joint ventures have obtained concessions from government agencies, both in Thailand and other countries as set out in Note 1, for the operation of satellite services, radio-television broadcasting, internet services and mobile telephone networks. Under the terms of the concessions, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever are higher, as set out in the individual agreements. The Group accounts for such commitments on a time basis as the expenditure is incurred.

Shin Satellite Public Company Limited

Under its concession agreement, Shin Satellite Public Company Limited must pay an annual fee to the Ministry of Information Communication and Technology based on certain percentages of certain service income or at minimum levels specified in the agreement, whichever is the higher. In addition, Shin Satellite Public Company Limited, according to the agreement, must transfer its ownership of all satellites, command and monitoring stations and other operating equipment to the Ministry on the dates of the completion of construction and installation.

Cambodia Shinawatra Company Limited

Cambodia Shinawatra Company Limited, a subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network for a period of 35 years, under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997. Under the agreement, the company will transfer its ownership of all fixed assets to the Government of Cambodia on the date of the expiration of the agreement in 2028.

Teleinfo Media Company Limited

Teleinfo Media Company Limited is required to provide a bank guarantee in the amount of Baht 200 million to TOT Corporation Public Company Limited as security for performance of its obligations under the concession (2002 : Baht 200 million).

32 Contingencies and commitments (continued)

ITV Public Company Limited

ITV Public Company Limited, a subsidiary, has an obligation to transfer all assets used for its operations to the Prime Minister's Office. As at 31 December 2003, ITV has the said obligation in the amount of Baht 10,389 million (2002: Baht 10,626 million) which will remain until the expiration date of the agreement in 2025.

b) Shareholder agreements

The Company has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited

The Company has a shareholders' agreement with Singapore Telecommunications Limited ("Singtel") in respect of its equity investment in Advanced Info Services Public Company Limited ("ADVANC") which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions as such, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

TOT Corporation Public Company Limited and Singtel Yellow Pages Private Limited

According to the shareholder agreement of the joint venture entered into by the Company, TOT Corporation Public Company Limited ("TOT") and Singtel Yellow Pages Private Limited ("SYP"), the Company has a commitment to TOT and SYP to reimburse certain uncollectible accounts receivable in the joint venture. The Company has an obligation to inject into the joint venture additional share capital in the same amount of the uncollectible accounts receivable, including the cost of shares allocated to TOT and SYP. As at 31 December 2003, the outstanding balance of such accounts receivable is approximately Baht 84.73 million (2002: Baht 84.73 million). The Company's aforementioned obligation, under which the Company must make an allocation to the other venturers in the amount of Baht 52.32 million (2002: Baht 52.32 million), has been recognised as a liability in the Company's balance sheet.

The Government of the Lao People's Democratic Republic ("Lao PDR")

Lao Telecommunications Company Limited is an associate company which was established under the terms of a Master Agreement, dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the Master Agreement, the associate company has the right to provide telecommunications services, fixed phones, mobile phones, international facilities, internet, and paging, within Lao PDR for 25 years and has a 5-year exclusive right. At the end of the 25th year, Shin Corporation Public Company Limited will transfer all of its shares in Lao Telecommunications Company Limited to the Government of the Lao PDR without any charge or compensation. The Master Agreement is being amended to permit Shenington Investment Pte Ltd., a subsidiary of Shin Satellite Public Company Limited to assume the rights and obligations of Shin Corporation Public Company Limited.

32 Contingencies and commitments (continued)

c) Operating lease commitments - where a group company is the lessee

The future minimum lease payments under non-cancellable operating leases as at 31 December 2003 and 2002 are as follows:

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Not more than 1 year	85.58	32.63	-	-
More than 1 year and not more than 5 years	116.49	43.09	-	-
More than 5 years	52.45	54.25	-	-
	254.52	129.97	-	-

d) Capital expenditure commitments

The Group's capital expenditure contracted as at 31 December 2003 and 2002 but not recognised in the consolidated financial statements (Company: nil) is as follows:

		Consolidated	
	Currency	2003 Million	2002 Million
Related to iPSTAR project	USD	88.23	150.69
	Norway Krone	3.80	10.75
Related to GSM 1800 Network	USD	12.19	7.77
Other	Baht	-	2.85

e) Contingencies

As at 31 December 2003, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 339.54 million (2002: Baht 383.60 million) on a consolidated basis and Baht 100.69 million (2002: Baht 144.18 million) on a Company basis.

A subsidiary is a defendant in various legal actions. In the opinion of the subsidiary's directors, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provision or accruals in respect of such legal actions have been raised in these financial statements.

The Income Tax Authority of India raised an assessment against a subsidiary, and was in the process of investigation for withholding taxes for the periods from 1 April 1996 to 31 March 1997 and from 1 April 1998 to 31 March 2002. In the first quarter of 2003, the subsidiary paid an amount of Rupee 100 million (approximately Baht 91 million) for the tax assessment, which is presented as other assets (Note 7) in the consolidated balance sheet. If the Commissioner in India passes a favourable order holding that the subsidiary is not taxable, it would be eligible to receive the entire amount as a refund together with interest. Currently, the subsidiary is in the process of filing appeals against the order with the Commissioner of Income Tax.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

32 Contingencies and commitments (continued)

The Income Tax Authority of Cambodia raised an assessment against a subsidiary in Cambodia for corporate income tax for the period from 1995 to 2000, except 1996, amounting to USD 5 million (approximately Baht 215 million). The subsidiary is in the process of filing appeals with the Secretary of State, the Ministry of Economy and Finance on the reasonable basis that the subsidiary was incurring operational losses and had sufficient loss carried forward as a tax deduction for the period. On 5 May 2003, the Secretary of State, the Ministry of Economy and Finance issued a letter in respect of setting up a working team (audit team) comprising the Audit Department of the Ministry of Economy and Finance, representatives from the the Ministry of Posts and Telecommunications and the Tax Department to review the tax assessment. Provision has not been made in these consolidated financial statements because the new assessment has not been finished. Management is of the opinion that the outcome of the tax assessment will not have a material adverse impact to the subsidiary.

Lao Telecommunications Company Limited ("LTC") entered into a loan agreement with the Ministry of Finance ("MoF") of the Lao People's Democratic Republic on 9 June 2000 for DM 9 million for the procurement and installation of a rural telecommunications network, and for consulting services. However, LTC has not recognised either the loan or the associated assets because it has received confirmation from the MoF dated 29 August 2003 that the loan is no longer repayable by LTC. Under the confirmation from the MoF dated 11 August 2003, the MoF owns the network assets and LTC is the operator. In addition, LTC will pay 85% of the revenues from the rural telecommunication network to the MoF in return for allowing LTC to operate it. The balance of 15% will be retained by LTC to cover operating and maintenance costs of the project for a period of one year ended 30 June 2003. At present, LTC is in the negotiation process with MoF in relation to the remuneration for MoF for the use of these assets. The negotiation has not been finalised yet. However, LTC recognised the 85% of revenues from such project for a period from July to December 2003 to be paid to MoF as a provision for liabilities in the consolidated financial statements.

33 Filing under Chapter 11 of US Bankruptcy of Space System/Loral, Inc. ("SS/L")

On 15 July 2003, Loral Space & Communications Ltd., the parent company of SS/L, the principal contractor for the iPSTAR-1 satellite construction for a subsidiary, filed under Chapter 11 of the U.S. Bankruptcy Code. As at 31 December 2003, the subsidiary had outstanding commitments under its agreement with SS/L of USD 34.3 million; and included in the Company's construction in progress of the iPSTAR project, is Baht 7,363.68 million of construction in progress in respect of iPSTAR-1 (Note 10). The subsidiary's legal consultant is of the opinion that this case is in its preliminary stages, and it is not possible, at this time, to determine its outcome to the Company.

34 Promotion privileges

A subsidiary was granted promotion privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom-3 satellite project to customers outside Thailand. Promotion privileges include exemption from corporate income tax for a period of 8 years commencing from March 1997, when its revenue was first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

On 19 November, 2003, a subsidiary was granted promotion privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotion privileges include exemption from corporate income tax for a period of 8 years from the date revenue is first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

In 2003, total revenue derived from BOI-promoted activities amounted to Baht 963 million (2002: Baht 1,238 million).

SHIN CORPORATION

35 Dividends

At the annual ordinary shareholders' meeting on 29 April 2003, the shareholders approved the declaration of a dividend of 2,937.00 million shares of Baht 0.50 each, totalling Baht 1,468.50 million. Total dividends of Baht 1,466.86 million were paid to the shareholders in May 2003.

At the Board of Directors' meeting on 8 August 2003, the board approved to declare the declaration of an interim dividend for the first half of the year 2003 of 2,937.32 million shares at Baht 0.75 each. totalling Baht 2,202.04 million. The interim dividends were paid to the shareholders in September 2003.

36 Subsequent events

a) Increase in share capital of group companies

At the end of December 2003 and January 2004, certain warrants issued to directors and employees of the Company, SATTEL and ADVANC were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce in January and February 2004 , as detailed below:

Company	Exercise price (Baht)	Units of exercise (Million)	Share capital increased (Million Baht)		Premium on share capital increase (Million Baht)		Decrease in % of interest of the Company	
			from	to	from	to	from	to
SHIN	17.80	6.27	2,939.05	2,945.32	4,871.89	4,977.31	-	-
SATTEL	26.75	0.41	4,375.00	4,379.11	2,190.00	2,196.89	51.53%	51.48%
ADVANC	47.73	0.64	2,938.52	2,939.17	20,169.27	20,199.58	43.05%	43.00%

b) Disposal of Teleinfo Media Company Limited

At the extraordinary shareholders meeting on 6 January 2004 of CS Loxinfo Public Company Limited ("CSL"), SATTEL's subsidiary, the shareholders passed a resolution to approve the purchase of 38.25% of shares of Teleinfo Media Company Limited ("TMC") from the Company at the price of Baht 306 million in March 2004 under the following major conditions:

- The revenue sharing and data cost payable by TMC to TOT must be reduced to not more than Baht 30 million per annum from the year 2004;
- TOT must waive its right of first refusal;
- The said share transfer must firstly be approved by the Board of Directors of TMC

In addition, in the event that TOT exercises its tag-along right, CSL will purchase 25,509,400 shares of TMC held by TOT for the total price of Baht 294 million.

At the extraordinary shareholders' meeting of SATTEL on 23 February 2004, the shareholders passed a resolution to approve the purchase share of TMC under the above condition by CSL.

c) New strategic partners of ITV

On 19 January 2004, the Extraordinary General Meeting of shareholders of ITV approved to reduce the unissued shares of ITV's registered share capital of 43.23 million shares and also approved to increase ITV's registered share capital by 343.23 million shares at the par value of Baht 5 each or from Baht 6,083.85 million, after the reduction, to Baht 7,800 million and to allocate the newly issued shares capital as a reservation for ESOP programme and as a private placement to strategic partners as follows:

- To allocate 43.23 million shares to be reserved for an exercise of warrants offered to ITV's directors and employees under an ESOP programme
- To allocate 150 million shares or 10% of ITV's paid up capital to Kantana Group Public Company Limited and

36 Subsequent events (continued)

The offering price for the strategic partner was Baht 10 per share. The subscription to the newly issued shares under the private placement is subject to the result of the due diligence.

On completion of this transaction, the Company's investment in ITV will be diluted from 53.22% to 42.57%.

d) Report on the award of the arbitration panel relating to the Agreement for the Operation of Television Station of ITV ("Agreement")

ITV submitted a dispute to the Arbitration Institute on 17 September 2002 demanding that the Office of the Permanent Secretary, Prime Minister's Office paid compensation to ITV under the Agreement. The arbitration panel issued its award dated 30 January 2004 and ITV was notified of the award, the important contents of which are summarised as follows:

- The Prime Minister's Office shall pay compensation to ITV in the amount of Baht 20 million;
- The concession fee to be paid as specified in the Agreement shall be reduced and adjusted regarding the minimum guarantee, it shall be reduced to Baht 230 million per year and the annual increase in the minimum guarantee shall be cancelled, and the concession fee shall be reduced to 6.5% of gross revenue. ITV shall pay the concession fee at the rate of 6.5% of gross revenue or the minimum guarantee in the amount of Baht 230 million whichever is higher as from 3 July 2002;
- The Prime Minister's Office shall return part of the minimum guarantee paid by ITV subject to conditions during this arbitration process on 3 July 2003 to ITV in the amount of Baht 800 million. The amount to be returned to ITV is Baht 570 million;
- ITV may broadcast its television programs during the prime time (7.00 p.m. – 9.30 p.m.) without having to restrict its programs to news, documentaries and social benefit items. ITV must, however, broadcast news, documentaries and social benefits program in an amount not less than 50 % of the total airtime, subject to the rules and regulations issued by governments agencies applicable in general to all television stations.

ITV is in the process of consulting with its legal advisors and has, therefore, not adjusted for the impact of this dispute in these financial statements.

e) Withholding tax assessment in India

On 19 January 2004, the subsidiary paid an additional amount of Rupee 14.4 million (approximately Baht 12.7 million) for the tax assessment, which was raised by the Income Tax Authority of India against the subsidiary, as detailed on Note 32 e). If the Commissioner in India passes a favourable order holding that the Company is not taxable, it would be eligible to receive a refund of the entire amount, together with interest. Currently, the Company is in the process of filing appeals against the order with the Commissioner of Income Tax (Appeals). The tax consultant engaged by the subsidiary in India has advised that this assessment would have no material adverse impact on the subsidiary.

f) Payment for registered share capital of iPSTAR Australia Pty Company Limited

On 15 January 2004, iPSTAR Company Limited made a payment of AUD 100,000 for the registered share capital of iPSTAR Australia Pty Company Limited, which had been called on 100,000 shares at AUD 1 each.

36 Subsequent events (continued)

g) The resolutions of Board of Directors' meetings and Shareholders' meetings

Board of Directors' meetings and the Shareholders' meetings held after the balance sheet date are as follows:

- The Board of Directors' meeting of SHIN on 24 February 2004
- The Board of Directors' meeting of ADVANC on 19 February 2004
- The Board of Directors' meeting of ITV on 18 February 2004
- The Extraordinary General Meeting and the Board of Directors' meeting of SATTEL on 23 and 24 February 2004
- The Annual General Meeting of LTC on 22 January 2004

The above meetings passed resolutions as follows:

1) Dividend

To approve dividend payments to shareholders for the fiscal year 2003 as follows:

Company	Par value (Baht per share)	Dividend per share (Baht per share)
SHIN	1.00	0.90
LTC (joint venture)	USD 1.00	USD 0.04
ADVANC (associate)	1.00	2.10

Furthermore, the Board of Directors of SATTEL passed a resolution recommending to the Annual General Meeting of shareholders the payment of dividend for the year 2003 at the rate of Baht 0.50 per share (par value of Baht 10 per share). However, the proposed dividend must be accepted by the finance creditors of iPSTAR project and approved by the shareholders at their Annual General Meeting.

2) Warrants granted to directors and employees (ESOP)

To approve the issue and offer of warrants to directors and employees. The terms of the warrants do not exceed 5 years and there is no offering price as detailed below:

Company	Par value (Baht per share)	Grant	Units (Million)	% of total issued shares
SHIN	1.00	3	13.66	0.46
SATTEL (subsidiary)	10.00	3	2.95	0.67
ITV (subsidiary)	5.00	2	9.17	0.76
CSL (subsidiary)	1.00	1	3.09	0.62
ADVANC (associate)	1.00	3	8.99	0.31

3) Decrease authorised share capital, change in par value and increase authorised share capital of SATTEL

The Board of Directors of SATTEL passed a resolution concerning its authorised share capital and par value as follows:

a) Approved a decrease of the authorised share capital by cancellation of authorised shares that have not been issued and paid-up in the amount of 100,099,900 shares at par value of Baht 10 each. The remaining authorised share capital will be 449,900,100 shares or Baht 4,499.00 million.

b) Approved a split in par value of the shares from Baht 10 per share to Baht 5 per share.

c) Approved the increase of the authorised share capital from Baht 4,499.00 million to Baht 5,568.47 million by issuing 213,894,200 additional ordinary shares at par value of Baht 5 per share or Baht 1,069.47 million and the allocation of the newly issued shares capital as follows:

-Allocate no more than 208,000,000 shares for public sale.